QUANTUM BIOPHARMA LTD.

NOTICE OF

ANNUAL GENERAL AND SPECIAL MEETING OF THE

SHAREHOLDERS TO BE HELD ON

SEPTEMBER 26, 2025

AND

MANAGEMENT INFORMATION CIRCULAR

DATED: AUGUST 14, 2025

QUANTUM BIOPHARMA LTD.

55 University Avenue, Suite 1003

Toronto, Ontario M5J 2H7

NOTICE OF ANNUAL GENERAL AND SPECIAL

MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting of the shareholders ("Shareholders") of Quantum BioPharma Ltd. (the "Company") will be held in person at the offices of Garfinkle Biderman LLP, 1 Adelaide Street East, Suite 801, Toronto Ontario M5C 2V9 on Friday, September 26, 2025, at 1:00 p.m. (Toronto/New York time) subject to any adjournments or postponements thereof (the "Meeting"), for the following purposes:

1. to receive and consider the audited consolidated annual financial statements of the Company for the financial years ended December 31, 2024 and 2023, together with the reports of the auditor thereon (the "Financial Statements");

2. to elect directors to the board of directors of the Company (the "Board") for the ensuing year, as more particularly set forth in the accompanying management information circular dated August 14, 2025, and prepared for the purpose of the Meeting (the "Circular");

3. to re-appoint MNP LLP as the auditor of the Company for the ensuing year and to authorize the Board to fix the remuneration of the auditor, as more particularly set forth in the Circular;

4. the holders of class B subordinate voting shares (the "Class B Subordinate Voting Shares"), exclusive of Class B Subordinate Voting Shares held by holders of class A multiple voting shares (the "MVS"), will be asked to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution authorizing the Board to approve, in its sole discretion, the issuance of an additional 56 MVS until the Company's next annual meeting, as further described in the Circular; and

5. to transact such further and other business as may properly be brought before the Meeting or any adjournment(s) thereof.

The specific details of the foregoing matters to be put before the Meeting, as well as further information with respect to voting by proxy, are set forth in the Circular.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is August 12, 2025 (the "Record Date"). Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

Only registered Shareholders ("Registered Shareholders") and duly appointed proxyholders (including non-registered (beneficial) Shareholders who have appointed themselves as proxyholder) will be entitled to attend, participate and vote at the Meeting.

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This notice of meeting ("Notice of Meeting") should be read together with the Circular and form of proxy (the "Form of Proxy") or a voting instruction form ("VIF"), as applicable.

Notice-and-Access

This year, the Company has elected to use for the Meeting the notice-and-access provisions under National Instrument 54- 101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54- 101") and National Instrument 51- 102 - Continuous Disclosure Obligations (together with NI 54-101, the "Notice-and-Access Provisions") of the Canadian Securities Administrators (the "CSA"). The Notice-and- Access Provisions are a set of rules developed by the CSA that reduce the volume of materials that must be physically mailed to the Shareholders by allowing the Company to post its Circular and any additional materials online. Shareholders who would like more information about the Notice-and-Access Provisions may contact the Company's transfer agent, Marrelli Trust Company Limited, at 1 (416) 361-0737 or over e-mail at info@marrellitrust.ca. Please see the section entitled "Notice-and-Access" in the accompanying Circular.

The Circular and all additional materials have been posted under the Company's SEDAR+ profile at www.sedarplus.ca and www.quantumbiopharma.com. All Shareholders of record as of the Record Date, will receive a notice and access notification containing instructions on how to access the Circular and all additional materials.

Shareholders are reminded to carefully review the Circular and any additional materials prior to voting on the matters being transacted at the Meeting. Copies of: (i) this Notice of Meeting; (ii) the Circular; (iii) the Form of Proxy or VIF; and (iv) the Financial Statements and accompanying management discussion and analysis, may be obtained free of charge by emailing info@marrellitrust.ca or info@quantumbiopharma.com., or by calling 1-844-682-5888 within North America or 1-416-361-0737 outside of North America. In order to ensure that a paper copy of the Circular and additional materials can be delivered and additional materials can be delivered to a Shareholder in time for such Shareholder to review the Circular and return a Form of Proxy (or a VIF) prior to the deadline to receive proxies, it is strongly suggested that Shareholders ensure their request is received no later than September 12, 2025.

If you are not a Registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the voting instruction form in accordance with the instructions provided to you by your broker or by the other intermediary.

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Voting and Attending the Meeting

Shareholders are entitled to vote at the Meeting either in person or by proxy, as described in the Circular under the heading "General Proxy Information". Only Registered Shareholders, or the persons they duly appoint as their proxies, are entitled to attend and vote at the Meeting. For information with respect to Shareholders who own their shares in the capital of the Company through an intermediary, see "General Proxy Information" and "Beneficial Shareholders" in the Circular.

Dated at Toronto, Ontario this 14th day of August, 2025.

BY ORDER OF THE BOARD

(signed) "Anthony Durkacz"
Anthony Durkacz
Co-Founder, Co-Executive Chairman & Director

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QUANTUM BIOPHARMA LTD.

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management ("Management") of Quantum BioPharma Ltd. (the "Company"). The form of proxy which accompanies this Circular (the "Form of Proxy") is for use at the annual general and special meeting of the shareholders of the Company ("Shareholders") to be held in held in person at the offices of Garfinkle Biderman LLP, 1 Adelaide Street East, Suite 801, Toronto Ontario, M5C 2V9, on Friday, September 26, 2025 at 1:00 p.m. (Toronto/New York time) subject to any adjournments or postponements thereof (the "Meeting").

The class B subordinate voting shares of the Company ("Class B Subordinate Voting Shares") are traded on the Canadian Securities Exchange (the "CSE") and on the NASDAQ Capital Market ("NASDAQ") under the symbol "QNTM". The Class B Subordinate Voting Shares are also listed and posted for trading on the Börse Frankfurt, or Frankfurt Stock Exchange ("FSE"), under the trading symbol "0K9A".

Unless otherwise specified, in this Circular, (i) all information provided is current as of August 14, 2025, (ii) references to "$" or "US$" mean U.S. dollars, and all references to "C$" mean Canadian dollars, (iii) "Beneficial Shareholders" means Shareholders who do not hold Shares (as defined herein) in their own name, and (iv) "Intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders. For the convenience of the reader, in this Circular, unless otherwise indicated, translations from Canadian dollars into U.S. dollars were made at the rate of C$1.00 to US$1.3698, which is the average rate for the 2024 fiscal year, (2023 average rate: C$1.00=US$1.3497). Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Canadian dollars at the dates indicated.

The Company will use the Notice-and-Access Provisions (as defined below) to conduct the solicitation of proxies in connection with the Circular. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or email by directors, officers and/or employees of the Company without special compensation. The cost of any such solicitation will be borne by the Company. Arrangements have been made with brokerage houses and other securities intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial Shareholders of record as of August 12, 2025 (the "Record Date").

NOTICE-AND-ACCESS

The Company has elected to deliver the materials in respect of the Meeting pursuant to the notice-and- access provisions (the "Notice-and-Access Provisions") concerning the delivery of proxy-related materials to Shareholders, found 9.1(1) of National Instrument 51-102 - Continuous Disclosure Obligations, in the case of registered Shareholders ("Registered Shareholders"), and section 2.7.1 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), in the case of Beneficial Shareholders. The Notice-and-Access Provisions are a set of rules that reduce the volume of proxy-related materials that must be physically mailed to shareholders by allowing issuers to deliver meeting materials to shareholders electronically by providing Shareholders with access to these materials online.

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The use of the Notice-and-Access Provisions reduces paper waste and mailing costs to the Company. In order for the Company to utilize the Notice-and-Access Provisions to deliver proxy-related materials by posting this Circular and other related materials electronically on a website that is not the SEDAR Plus ("SEDAR+"), the Company must send the accompanying notice of meeting ("Notice of Meeting") to Shareholders, including Beneficial Shareholders, indicating that the proxy-related materials have been posted and explaining how a Shareholder can access them or obtain a paper copy of those materials from the Company.

In accordance with the Notice-and-Access Provisions, the Notice of Meeting and the Form of Proxy or voting instruction form (the "VIF"), as applicable, have been sent to all Shareholders informing them that this Circular, the Notice of Meeting, annual audited consolidated financial statements of the Company for the year ended December 31, 2024 (the "Annual Financial Statements") and management's discussion and analysis of the Company's results of operations and financial condition for the year ended December 31, 2024 (the "MD&A") are available online and explaining how this Circular may be accessed, in addition to outlining relevant dates and matters to be discussed at the Meeting. The Circular, the Notice of Meeting, Annual Financial Statements and MD&A have been posted in under the Company's SEDAR+ profile at www.sedarplus.ca.

Shareholders who would like more information about the Notice-and-Access Provisions should review the "Notice-and-Access" section included in this Circular or may contact the transfer agent, Marrelli Trust Company Limited ("MTCL" or the "Transfer Agent") ") c/o DSA Corporate Services Limited Partnership at: info@marrellitrust.ca up to and including the date of the Meeting, including any adjournment thereof.

The Company will deliver copies of the proxy-related materials to the Intermediaries for onward distribution to the Non-Objecting Beneficial Owners ("NOBOs"). The Company will assume costs for the Intermediaries to deliver to Objecting Beneficial Owners ("OBOs") the proxy-related materials and Form 54-101F7 - Request for Voting Instructions Made by Intermediary of NI 54-101.

Any Shareholder who wishes to receive a paper copy of this Circular free of charge must contact MTCL toll-free at 1-844-682-5888 within North America or 1-416-361-0737 outside of North America. and provide your Voter ID, or you may electronically submit a request by emailing info@marrellitrust.ca up to the date of the Meeting or any adjournment thereof, or thereafter by contacting MTCL, c/o DSA Corporate Services Limited Partnership at 82 Richmond Street East, Toronto, ON M5C 1P1. In order to ensure that paper copies of the materials can be delivered to a requesting Shareholder in time for such Shareholder to review materials and return Form of Proxy or VIF prior to the deadline to receive proxies, it is strongly suggested that Shareholders ensure their request is received no later than September 12, 2025.

General Proxy Information

Solicitation of Proxies

The solicitation of proxies will be made primarily by mail, subject to the use of Notice-and-Access Provisions (as defined below) in relation to the delivery of the Circular, and may be supplemented by telephone or other personal contact by the directors, officers and employees of the Company. Directors, officers and employees of the Company will not receive any extra compensation for such activities. The Company may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the shareholders of the Company in favour of the matters set forth in the Notice of Meeting.

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The Company may pay brokers or other persons holding class A multiple voting shares ("MVS" and the holders thereof the "MVS Holders") or Class B Subordinate Voting Shares (and together with the MVS the "Shares" and together with the MVS Holders, the "Shareholders") of the Company in their own names, or in the names of nominees, for their reasonable expenses for sending forms of proxy and this Circular to beneficial owners of Shares and obtaining proxies therefrom. The cost of any such solicitation will be borne by the Company.

No person is authorized to give any information or to make any representation other than those contained herein and, if given or made, such information or representation should not be relied upon as having been authorized by the Company. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

A registered Shareholder of the Company may vote in person at the Meeting or may appoint another person to represent such Shareholder as proxy and to vote the Shares of such Shareholder at the Meeting. Only registered Shareholders of the Company, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. For information with respect to Shareholders who own their Shares beneficially through an intermediary, see "Beneficial Shareholders" below.

Appointment and Revocation of Proxies

The persons named in the form of proxy accompanying this Circular are directors and/or officers of the Company. A Shareholder of the Company has the right to appoint a person (who need not be a Shareholder of the Company) other than the persons whose names appear in such form of proxy to attend and act for and on behalf of such Shareholder at the Meeting and at any adjournment hereof. Such right may be exercised by either striking out the names of the persons specified in the form of proxy and inserting the name of the person to be appointed in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed and executed form of proxy to the Transfer AgentMarrelli Trust Company Limited c/o DSA Corporate Services Limited Partnership. at 82 Richmond Street East, Toronto, ON M5C 1P1 or fax by sending your voting instructions to 416-360-7812; or by emailing info@marrellitrust.ca in time for use at the Meeting in the manner specified in the Notice of Meeting or by depositing the completed and executed form of proxy with the chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof.

A registered Shareholder of the Company who has given a proxy may revoke the proxy at any time prior to its use by: (a) depositing an instrument in writing, including another completed form of proxy, executed by such registered Shareholder or by his or her attorney authorized in writing or by electronic signature or, if the registered Shareholder is a Company or other similar entity, by an authorized officer or attorney thereof (i) at the head office of the Company, located at 55 University Avenue, Suite 1003, Toronto, Ontario M5J 2H7 at any time prior to 1:00 p.m. (Toronto/New York time) on the second to last business day preceding the day of the Meeting, (ii) with the Transfer Agent, c/o Marrelli Transfer Services Corp. at 82 Richmond Street East, Toronto, ON M5C 1P1 at any time prior to 1:00 p.m. (Toronto/New York time) on the second to last business day preceding the day of the Meeting, or (iii) with the chairman of the Meeting on the day of the Meeting; (b) transmitting, by telephonic or electronic means, a revocation that complies with clauses (i), (ii) or (iii) above and that is signed by electronic signature, provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such registered Shareholder or by or on behalf of his or her attorney, as the case may be; or (c) in any other manner permitted by law including attending the Meeting in person.

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Exercise of Discretion by Proxies

The Shares represented by an appropriate form of proxy will be voted on any ballot that may be conducted at the Meeting, or at any adjournment thereof, in accordance with the instructions contained on the form of proxy. In the absence of instructions, such Shares will be voted in favour of each of the matters referred to in the Notice of Meeting.

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the persons named therein to vote on any amendments to or variations of the matters identified in the Notice of Meeting and on other matters, if any, which may properly be brought before the Meeting or any adjournment thereof. At the date hereof, management of the Company knows of no such amendments or variations or other matters to be brought before the Meeting. However, if any other matters which are not now known to management of the Company should properly be brought before the Meeting, or any adjournment thereof, the Shares represented by such proxy will be voted on such matters in accordance with the judgment of the person named as proxy thereon.

Signing of Proxy

The form of proxy must be signed by the Shareholder of the Company or the duly appointed attorney thereof authorized in writing or, if the Shareholder of the Company is a Company or other similar entity, by an authorized officer of such entity. A form of proxy signed by the person acting as attorney of the Shareholder of the Company or in some other representative capacity, including an officer of a Company which is a Shareholder of the Company, should indicate the capacity in which such person is signing and the form of proxy should be accompanied by the appropriate instrument evidencing the qualification and authority to act of such person, unless such instrument has previously been filed with the Company. A Shareholder of the Company or his or her attorney may sign the form of proxy or a power of attorney authorizing the creation of a proxy by electronic signature provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such Shareholder or by or on behalf of his or her attorney, as the case may be.

Beneficial Shareholders

Only registered Shareholders of the Company, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. The Shares of a Beneficial Shareholder will generally be registered in the name of either:

(a) an intermediary (an "Intermediary") with whom the Beneficial Shareholder deals in respect of the Shares (including, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

(b) a clearing agency (such as The Canadian Depository for Securities Limited in Canada or The Depository Trust Company in the United States) or its nominee of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer published by the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the "Meeting Materials") directly to Beneficial Shareholders utilizing the Notice-and-Access Provisions. Intermediaries often use service companies to forward the Meeting Materials to Beneficial Shareholders.

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Generally, Beneficial Shareholders who have not waived the right to receive Meeting Materials will either receive:

(c) Voting Instruction Form: a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Beneficial Shareholder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Beneficial Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(d) Form of Proxy: a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Beneficial Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Shareholder when submitting the proxy. In this case, the Beneficial Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Transfer Agent, Marrelli Trust Company Limited c/o DSA Corporate Services Limited Partnership at 82 Richmond Street East, Toronto, ON M5C 1P1 or fax by sending your voting instructions to 416-360-7812; or by emailing info@marrellitrust.ca.

In either case, the purpose of these procedures is to permit Beneficial Shareholders to direct the voting of the Shares they beneficially own. Should a Beneficial Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Beneficial Shareholder), the Beneficial Shareholder should strike out the names of the persons named in the form of proxy and insert the Beneficial Shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form.

Beneficial Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those instructions regarding when and where the voting instruction form or the form of proxy is to be delivered.

A Beneficial Shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the Shares of such Beneficial Shareholder are held and following the instructions of the Intermediary respecting the revocation of proxies.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The solicitation of proxies and the matters to be voted on, as contemplated in this Circular, involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of Ontario, Canada and securities laws of the provinces of Canada. As a "foreign private issuer", as defined in Rule 405 under the Securities Act of 1933, as amended, and Rule 3b-4 under the Securities Exchange Act of 1934, as amended ("Exchange Act"),, the proxy solicitation rules under the Exchange Act, including, but not limited to, Section 14(a) and Regulation 14A thereunder, are not applicable to the Company or this solicitation, and this Circular has been prepared in accordance with the disclosure requirements under the securities laws of the provinces of Canada in which the Company is a reporting issuer. Shareholders should be aware that disclosure requirements under the securities laws of such provinces of Canada may be different from the disclosure requirements under United States securities laws or other jurisdictions.

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As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our directors, executive officers and principal shareholders are exempt from the reporting and short-swing profit recovery provisions under Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the U.S. Securities and Exchange Commission (" SEC") as frequently or as promptly as U.S. companies with securities registered under the Exchange Act, including the filing of quarterly reports on Form 10-Q or current reports on Form 8-K. However, we file our Annual Report on Form 20-F with the SEC, which contains our audited consolidated financial statements and the related notes in accordance with International Financial Reporting Standards (as issued by the International Accounting Standards Board). We also furnish quarterly reports on Form 6- K to the SEC which contain our unaudited interim condensed consolidated financial statements for each fiscal quarter of each fiscal year prepared in accordance with the International Financial Accounting Standards. These reports can be accessed electronically through EDGAR at www.sec.gov. As noted, we also file reports statements and other information with the Canadian Securities Administrators and these can be accessed electronically on SEDAR+ at www.sedarplus.ca.

Annual Financial Statements and information included or incorporated by reference in this Circular have been prepared in accordance with International Financial Reporting Standards, and are subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements and information that are prepared in accordance with generally accepted accounting principles in the United States.

SHARE RIGHTS

Voting Rights

Except as otherwise prescribed by the OBCA, at a meeting of the Shareholders, each Class B Subordinate Voting Share entitles the holder thereof to one vote and each MVS entitles the holder thereof to 276,660 votes on all matters.

Rank

The MVS and Class B Subordinate Voting Shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Company. In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of MVS and the holders of Class B Subordinate Voting Shares are entitled to participate equally, share for share, subject always to the rights of the holders of any class of shares ranking senior to the MVS and the Class B Subordinate Voting Shares, in the remaining property and assets of the Company available for distribution to shareholders, without preference or distinction among or between the MVS and the Class B Subordinate Voting Shares.

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Dividends

Holders of MVS and Class B Subordinate Voting Shares are entitled to receive, subject always to the rights of the holders of any class of shares ranking senior to the MVS and Class B Subordinate Voting Shares, dividends out of the assets of the Company legally available for the payment of dividends at such times and in such amount and form as the Board may from time to time determine and the Company will pay dividends thereon on a pari passu basis, if, as and when declared by the Board.

Conversion

The Class B Subordinate Voting Shares are not convertible into any other class of shares. Each outstanding MVS may, at any time at the option of the holder, be converted into one Class B Subordinate Voting Share. Upon the first date that any MVS is transferred by a holder, other than to a permitted holder, the permitted holder which held such MVS until such date, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert such MVS into a fully paid and non-assessable Class B Subordinate Voting Shares.

Subdivision or Consolidation

No subdivision or consolidation of the MVS or the Class B Subordinate Voting Shares may be carried out unless, at the same time, the MVS or the Class B Subordinate Voting Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

Change of Control Transactions

The holders of Class B Subordinate Voting Shares are entitled to participate on an equal basis with holders of MVS in the event of a "Change of Control Transaction" requiring approval of the holders of MVS and Class B Subordinate Voting Shares under the OBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of outstanding MVS and by a majority of the votes cast by the holders of outstanding Class B Subordinate Voting Shares each voting separately as a class.

Proposals to Amend the Articles of Amendment

Neither the holders of the MVS nor the holders of the Class B Subordinate Voting Shares are entitled to vote separately as a class upon a proposal to amend the Company's articles (the "Articles") in the case of an amendment referred to in paragraph (a) or (e) of subsection 170(1) of the OBCA.

Neither the holders of the MVS nor the holders of the Class B Subordinate Voting Shares shall be entitled to vote separately as a class upon a proposal to amend the Articles in the case of an amendment referred to in paragraph (b) of subsection 170(1) of the OBCA unless such exchange, reclassification or cancellation:

(a) affects only the holders of that class; or (b) affects the holders of MVS and Class B Subordinate Voting Shares differently, on a per share basis, and such holders are not otherwise entitled to vote separately as a class under any applicable law in respect of such exchange, reclassification or cancellation.

Take-Over Bid Protection

Under applicable Canadian law, an offer to purchase MVS would not necessarily require that an offer be made to purchase Class B Subordinate Voting Shares. In accordance with the rules of the CSE designed to ensure that, in the event of a take-over bid, the holders of Class B Subordinate Voting Shares will be entitled to participate on an equal footing with holders of MVS, the holders of not less than 80% of the outstanding MVS have entered into a coattail agreement dated May 24, 2018 with the Company and Computershare Trust Company of Canada (the "Coattail Agreement"). The Coattail Agreement contains provisions customary for dual-class, publicly-traded corporations designed to prevent transactions that otherwise would deprive the holders of Class B Subordinate Voting Shares of rights under the take-over bid provisions of applicable Canadian securities legislation to which they would have been entitled if the MVS had been Class B Subordinate Voting Shares.

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The undertakings in the Coattail Agreement do not apply to prevent a sale of MVS by a party to the Coattail Agreement if concurrently an offer is made to purchase Class B Subordinate Voting Shares that:

a) offers a price per Class B Subordinate Voting Shares at least as high as the highest price per share paid or required to be paid pursuant to the take-over bid for the MVS;

b) provides that the percentage of outstanding Class B Subordinate Voting Shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of outstanding MVS to be sold (exclusive of MVS owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

c) has no condition attached other than the right not to take up and pay for Class B Subordinate Voting Shares tendered if no shares are purchased pursuant to the offer for MVS; and

d) is in all other material respects identical to the offer for MVS.

In addition, the Coattail Agreement does not prevent the sale of MVS by a holder thereof to a permitted holder, provided such sale does not or would not constitute a take-over bid or, if so, is exempt or would be exempt from the formal bid requirements (as defined in applicable securities legislation). The conversion of MVS into Class B Subordinate Voting Shares, shall not, in of itself constitute a sale of MVS for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any sale of MVS (including a transfer to a pledgee as security) by a holder of MVS party to the Coattail Agreement is conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred MVS are not automatically converted into Class B Subordinate Voting Shares in accordance with the Articles.

The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Class B Subordinate Voting Shares. The obligation of the trustee to take such action will be conditional on the Company or holders of the Class B Subordinate Voting Shares providing such funds and indemnity as the trustee may require. No holder of Class B Subordinate Voting Shares has the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Class B Subordinate Voting Shares and reasonable funds and indemnity have been provided to the trustee.

The Coattail Agreement may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the CSE and any other applicable securities regulatory authority in Canada and (b) the approval of at least 66 2/3% of the votes cast by holders of Class B Subordinate Voting Shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to Class B Subordinate Voting Shares held directly or indirectly by holders of MVS, their affiliates and related parties and any persons who have an agreement to purchase MVS on terms which would constitute a sale for purposes of the Coattail Agreement other than as permitted thereby.

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No provision of the Coattail Agreement limits the rights of any holders of Class B Subordinate Voting Shares under applicable law.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board has fixed the close of business on August 12, 2025, as the Record Date for the determination of shareholders of the Company entitled to notice of, and to vote at, the Meeting and any adjournment thereof. Shareholders at the close of business on the Record Date are entitled to receive notice of the Meeting and to vote thereat or at any adjournments or postponements thereof on the basis of 276,660 votes for each MVS held and one vote for each Class B Subordinate Voting Shares held, except to the extent that: (i) a Registered Shareholder has transferred the ownership of any Shares subsequent to the Record Date; and (ii) the transferee of those Shares produces properly endorsed share certificates, or otherwise establishes that he, she or it owns the Shares and demands, not later than 10 days before the Meeting, that his, her or its name be included on the list of persons entitled to vote at the Meeting, in which case, the transferee shall be entitled to vote such Shares at the Meeting. The transfer books will not be closed.

The authorized capital of the Company consists of an unlimited number of MVS and an unlimited number of Class B Subordinate Voting Shares. As of the Record Date, there were 12 MVS issued and outstanding and 3,815,835 Class B Subordinate Voting Shares issued and outstanding. As of the Record Date, the Class B Subordinate Voting Shares represented approximately 46.5% and the MVS represent approximately 53.5% of the voting rights attaching to all Shares.

The following table sets out the information regarding ownership of the MVS and Class B Subordinate Voting Shares owned by each person who, to the knowledge of the Company, beneficially owns, controls, or directs, indirectly or directly, more than 10% of the issued and outstanding MVS or Class B Subordinate Voting Shares as of the date of this Circular.

Name	Number of MVS Owned(1)	Number of Class B Subordinate Voting Shares Owned(2)	Percentage of Voting Shares Owned (MVS & Class B Subordinate Voting Shares)
Anthony Durkacz(3)	6	114,142	25.02%
Zeeshan Saeed(4)	6	125,193	24.86%

Notes:

(1) Each MVS has 276,660 votes per share, and each Class B Subordinate Voting Share has one vote per share. Except as required by the OBCA, the holders of the MVS and holders of the Class B Subordinate Voting Shares vote together as a single class on all matters at meetings of the Shareholders, unless otherwise required to do so pursuant to the OBCA.

(2) Information regarding shareholdings has been provided by the respective holders or is based on publicly available data and not independently verified by the Company.

(3) The reported number of MVS consists of shares held by Fortius Research and Trading Corporation ("Fortius"), as to which Mr. Durkacz, who controls Fortius, has shared voting and dispositive power. The reported number of Class B Subordinate Voting Shares consists of (a) the following shares as to which Mr. Durkacz has sole voting and dispositive power: 106,114 outstanding Class B Subordinate Voting Shares and (b) the following shares as to which Mr. Durkacz has shared voting and dispositive power: (i) 1,632 outstanding Class B Subordinate Voting Shares held by Fortius, (ii) 647 outstanding Class B Subordinate Voting Shares held by Jacqueline Burns, the spouse of Mr. Durkacz, (iii) 5,749 outstanding Class B Subordinate Voting Shares held by Fortius Republic Capital Corporation.

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(4) Mr. Saeed is the registered owner of 118,407 Class B Subordinate Voting Shares and Xorax Family Trust, a trust of which Mr. Saeed is a beneficiary ("Xorax"), is the registered owner of 6 MVS and the registered owner of 6,786 of the Class B Subordinate Voting Shares. The reported number of MVS consists of 6 MVS held by Xorax, of which Mr. Zeeshan Saeed has shared voting and dispositive power. The reported number of Class B Subordinate Voting Shares consists of the following shares as to which Mr. Zeeshan Saeed (a) has sole voting and dispositive power: (i) 118,407 outstanding Class B Subordinate Voting Shares and (b) has shared voting and dispositive power: (i) 6 Class B Subordinate Voting Shares issuable upon conversion of MVS held by Xorax and (ii) 6,786 outstanding Class B Subordinate Voting Shares held by Xorax.

BUSINESS OF THE MEETING

1. Annual Financial Statements

The Annual Financial Statements, together with the report of the auditors thereon, are available under the Company's profile on SEDAR+ at www.sedarplus.ca. At the Meeting, the Company will submit to the Shareholders the Annual Financial Statements and the report of the auditors thereon. No formal action will be taken at the Meeting to approve the Annual Financial Statements.

2. Election of Directors

The current term of office of each sitting director ends at the close of the Meeting, but each director can be re-elected to hold office until the next annual meeting of Shareholders. At the Meeting, the Shareholders will be asked to consider a resolution electing a Board of seven (7) directors for a term that will expire upon the earlier of the next annual meeting of Shareholders or upon their successor being duly elected or appointed, unless his or her office is earlier vacated (the "Proposed Nominees"). All Proposed Nominees have indicated their willingness to stand for election. The Company does not contemplate that any of such Proposed Nominees will be unable to serve as directors; however, if for any reason any of the Proposed Nominees do not stand for election or are unable to serve as such, proxies held by such directors or officers of the Company stated in the proxy as proxyholder to vote a Shareholder's Shares at the Meeting ("Management Designees") will be voted for another nominee in their discretion unless the Shareholder has specified in his or her Form of Proxy or VIF that his or her Shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next annual meeting of Shareholders or until his or her successor is duly elected or appointed, all as the case may be, unless his or her office is earlier vacated in accordance with the constating documents of the Company or the provisions of the OBCA to which the Company is subject.

Unless otherwise instructed, it is the intention of the Management Designees, if named as proxy, to vote for the election of the Proposed Nominees as listed on the following pages. If for any reason, at the time of the Meeting any of the Proposed Nominees are unable to serve, and unless otherwise specified in the proxy, it is intended that the Management Designees will vote in their discretion for a substitute nominee or nominees.

The Board unanimously recommends that Shareholders vote FOR the election of the Proposed Nominees.

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In order for the resolution appointing the Proposed Nominees to be effective, the election of the Proposed Nominees must be approved by at least a majority of the votes cast by the Shareholders present virtually or by proxy at the Meeting.

See below for detailed information concerning the Proposed Nominees.

Proposed Nominees

The following table sets out the names of the Proposed Nominees for individual election as directors of the Company, each of the Proposed Nominee's province or state and country in which they are ordinarily resident, all offices held by each Proposed Nominee of the Company, their principal occupation or employment, the number of securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by them and committee membership:

Name, Residence and Position with the Company	Director Since(1)	Principal Occupation, Business or Employment	Number of the voting securities held as at the date of this Circular
Anthony Durkacz(2) Ontario, Canada Co-Executive Chairman and Director	June 18, 2018	Mr. Durkacz's present principal occupation is his role as the Company's Co-Executive Chairman and Director.

Mr. Durkacz is also a Director and the Executive Vice-President of First Republic Capital Corporation, an exempt market dealer in micro-cap financing, since 2014.

		In addition, Mr. Durkacz is the CEO, director and chairman of the board of directors of Stock Trend Capital Inc. (formerly, World Class Extractions Inc.), an investment issuer primarily focused on the cannabis industry.	6 MVS 114,142 Class B Subordinate Voting Shares
Zeeshan Saeed(3) Ontario, Canada CEO, Co-Executive Chairman and Director	May 24, 2018	Mr. Saeed's present principal occupation is his
		role as the Company's Chief Executive Officer, Co-Executive Chairman and Director. Previously, Mr. Saeed served as President of the Company from May 2019 to January 2021 and as a Director from May 2018 to January 2021. He was re-elected as a director of the Company on May 14, 2021 and re-appointed as President of the Company on July 27, 2021, which position he held until July 4, 2023, when he was appointed as Chief Executive Officer of the Company.	6 MVS 125,193 Class B Subordinate Voting Shares
Dr. Lakshmi P. Kotra Ontario, Canada Director	November 25, 2022	Dr. Lakshmi P. Kotra has served as the CEO of Lucid Psycheceuticals Inc. since September 2020, which he co-founded in 2020. Dr. Kotra also leads a research group and drug discovery program with multiple portfolios at the Leslie Dan Faculty of Pharmacy, University of Toronto, since 2000, and at the University Health Network since 2006.	Nil MVS 29,573 Class B Subordinate Voting Shares(4)
Adnan Bashir(3)(2)(8) Ontario, Canada Director	June 1, 2021	Mr. Bashir's present principal occupation is his role as the founder and President of 58Northwest Inc., a management consulting and marketing services company, which he has held since 2018.	Nil MVS 146 Class B Subordinate Voting Shares(5)

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Name, Residence and Position with the Company	Director Since(1)	Principal Occupation, Business or Employment	Number of the voting securities held as at the date of this Circular
Terry Lynch Quebec, Canada Director	March 27, 2025	Mr. Lynch is currently CEO of Power Metallic Mines Inc. a publicly held mining company with the advanced Polymetallic project south of James Bay Quebec.	Nil MVS 51,417 Class B Subordinate Voting Shares
Michael (Zappy) Zapolin(7)(8) Massachusetts, USA Director	June 29, 2023	Mr. Zapolin principal occupation and employment over the past five years is a Marketing Executive at Zapability LLC since November 2015 to present.	Nil MVS Nil Class B Subordinate Voting Shares
Dr. Eric Hoskins(3)(6)(9) Ontario, Canada Director	June 29, 2023	Dr. Hoskins is a Partner at Maverix Private Equity since December 2018 to present, a private equity firm.	Nil MVS Nil Class B Subordinate Voting Shares

Notes:

1. Information has been furnished by the respective nominees individually.

2. Member of the Disclosure Committee (as defined herein).

3. Member of the Compensation, Nominating and Governance Committee (as defined herein).

4. Dr. Kotra is the registered owner of 15,628 Class B Subordinate Voting Shares, ILace Therapeutics International Inc., a company controlled by Dr. Kotra, is the registered owner of 13,311 Class B Subordinate Voting Shares, and Kotra Trust, a trust of which Dr. Kotra is a beneficiary, is the registered owner of 634 Class B Subordinate Voting Shares.

5. Mr. Bashir is the registered owner of 142 Class B Subordinate Voting Shares, 58Northwest Inc., a company controlled by Mr. Bashir is the registered owner of 2 Class B Subordinate Voting Shares, and 2 Class B Subordinate Voting Shares are held by Mr. Bashir through a Tax-Free Savings Account.

6. Chair of the Compensation, Nominating and Governance Committee.

7. Chair of the Disclosure Committee.

8. Member of the Audit Committee (as defined herein).

9. Chair of the Audit Committee.

Biographies of Proposed Nominees

Anthony Durkacz | Co-Executive Chairman and Director

Mr. Durkacz has served as the Company's Executive Co-Chairman since May 2021 and has served as a member of the Board since June 2018. Mr. Durkacz is also a director and the Executive Vice-President of First Republic Capital Corporation, and has served in these roles since 2014. In addition, Mr. Durkacz is the Chairman and CEO of Stock Trend Capital Inc. (formerly, World Class Extractions Inc.) (CSE: PUMP; OTCQB: WCEXF) and has served in that role since 2018.

Prior to co-founding the Company, from January 2013 to December 2013, Mr. Durkacz was President of Capital Ideas Investor Relations. He previously served as the Chief Financial Officer ("CFO") and a director of Snipp Interactive Inc. (TSXV: SPN.V), a global marketing solutions company that provides a modular software-as-a-service technology suite from January 2011 to January 2013. Mr. Durkacz was instrumental in the financing and public listing of Snipp Interactive Inc. with operations in Canada, the United States, Mexico and India. From 2006 to 2009, he served as the Chief Operating Officer ("COO") and CFO of MKU Canada Inc. and engaged in mergers and acquisitions of companies around the world.

From 2002 to 2006, Mr. Durkacz served as the CFO and a director of Astris Energi Inc., a dual-listed public company in the United States and Canada which was acquired by an international conglomerate. Mr. Durkacz began his career at TD Securities on the capital markets trading floor.

He holds an Honours Bachelor of Business Administration degree from Brock University with a major in both Accounting and Finance.

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Zeeshan Saeed | Chief Executive Officer, Co-Executive Chairman and Director

Mr. Saeed, a co-founder of the Company, has served as the Company's Executive Co-Chairman since May 2021 and Chief Executive Officer since July 4, 2023. He served as President and director of the Company from May 2019 until January 25, 2021. On January 25, 2021 Mr. Saeed departed from his position as President and director of the Company, but was re- elected as a director of the Company on May 14, 2021 and re-appointed as President of the Company on July 27, 2021. Mr. Saeed served as President of the Company from July 27, 2021 until July 4, 2023, when he was appointed as Chief Executive Officer of the Company. From December 2017 to May 2019, Mr. Saeed served as Executive Vice President of FV Pharma Inc., a subsidiary of the Company and a former licensed producer of cannabis in Canada under the Cannabis Act (Canada). From October 2013 to December 2017, he provided consulting services to FV Pharma Inc. From April 2003 to December 2017, Mr. Saeed served as President of ZZ Telecommunications Inc., a long- distance telecommunications common carrier. Mr. Saeed was the founder and CEO of Platinum Telecommunications Inc. from 2011 to 2013. He holds a Bachelor of Science in Mechanical Engineering from the University of Engineering and Technology Lahore.

Dr. Lakshmi P. Kotra, B. Pharm.(Hons), Ph.D. | Director

Dr. Lakshmi P. Kotra serves as CEO of Lucid Psycheceuticals Inc. ("Lucid"), a wholly owned subsidiary of the Company, since September 2020, which he co-founded in 2020. He joined the Leslie Dan Faculty of Pharmacy, University of Toronto in 2000, and University Health Network in 2006, where he leads a research group and drug discovery program with multiple portfolios. Dr. Kotra is currently on sabbatical leave from the University of Toronto. Dr. Kotra received his Ph.D. in Pharmacy (Medicinal Chemistry) from the University of Georgia under Prof. David Chu's supervision and completed postdoctoral training at Wayne State University under Prof. Shahriar Mobashery's supervision. An academic entrepreneur, Dr. Kotra has contributed to a number of important drug discovery and development projects, including metabolic disorders, neurodegenerative and immunological disorders, anti-HIV drugs, antibacterials, and antimalarials. He has authored/co-authored over 130 publications and delivered over 140 scientific talks internationally. Dr. Kotra is the recipient of several awards for his accomplishments, including the Julia Levy Award in 2021 from the Society of Chemical Industry (SCI) Canada in recognition of his substantial contribution to the successful commercialization of innovation in Canada in the field of biomedical science and engineering. In addition to Lucid, he co-founded WinSanTor Biosciences, a San Diego, California- based company developing treatments for peripheral neuropathies, and CannScience Innovations focused on medical cannabis and cannabinoids.

Adnan Bashir | Director

Mr. Bashir has over 14 years of experience in strategic management and operations. He is the founder and President of 58Northwest Inc., a management consulting and marketing services company, and has held the role since 2018. From 2005-2018, Mr. Bashir was General Manager for Al Batha Group, a diversified business conglomerate based in Dubai, UAE. Mr. Bashir was responsible for overseeing the management and operations of 4 companies within the group and was instrumental in acquiring and developing new businesses and partners from Europe, the US and China. During his tenure at Al Batha Group, Mr. Bashir gathered extensive experience in executing turnaround strategies, transforming weak businesses into sustainable and profitable ones and implementing new technologies. Mr. Bashir holds a Bachelor of Science Degree in Mechanical Engineering from University of Engineering and Technology Lahore and has completed extensive executive education, including in strategic management, audit, sales management and technical management.

Michael (Zappy) Zapolin | Director

Michael (Zappy) Zapolin, renowned futurist, psychedelic advocate, and award-winning filmmaker, who is committed to advancing human consciousness. Nicknamed "The Man Who Wants to Change the World with Psychedelics" by Playboy Magazine, Zapolin made history as the youngest Vice President at an investment bank, Bear Stearns, from 1990 to 1993. He regularly provides insights on psychedelic industry trends and investment opportunities. Mr. Zapolin is also a Marketing Executive at Zapability LLC.

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Dr. Eric Hoskins | Director

Dr. Eric Hoskins is a Partner at Maverix Private Equity in Toronto. He is a medical doctor and public health expert with more than 30 years' experience in healthcare, public policy, economic development and international trade. Dr. Hoskins recently served as the Chair of the Federal Advisory Council on the Implementation of National Pharmacare. He previously served as president of War Child Canada and was awarded the Order of Canada in 2007 for his humanitarian work. During Dr. Hoskins' nearly 10 years as a member of provincial parliament in Ontario, he held several cabinet positions including Minister of Health and Long-Term Care; Economic Development, Trade and Employment; Children and Youth Services; as well as Citizenship and Immigration. As a health advocate, Dr. Hoskins has years of experience creating and delivering health programs in Africa and the Middle East.

Terry Lynch | Director

Mr. Lynch is currently CEO of Power Metallic Mines Inc. a publicly held mining company with the advanced Polymetallic project south of James Bay Quebec. Mr. Lynch was also the Co-founder of TSX and NASDAQ listed Cardiol Therapeutics. A leader in Producing Pharmaceutical CBD and developer of ground breaking therapies for heart disease. Mr. Lynch is also the Founder and Managing Director of Save Canadian Mining, which was launched in November 2019 to unify Canada's junior mining sector in requesting regulatory changes in Canada's capital markets. The organization is supported by the TSX Venture Exchange, the Ontario Mining Association, the Ontario Prospectors Association, as well as mining industry leaders like Eric Sprott (Sprott Mining) Sean Roosen (Osisko Mining), Keith Neumeyer (First Majestic Silver Corp), and Rod McEwan (McEwan Mining Inc) and over 25 junior mining companies and over 5,000 members. Mr. Lynch graduated in 1981 from St. Francis Xavier University with a joint honours degree in Economics and Business Administration.

Corporate Cease Trade Orders and Bankruptcies

To the knowledge of the Company, other than as set out below, no Proposed Nominee is, as at the date of this Circular, or has been, within 10 years before the date of the Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

a) was subject to a cease trade order, other similar order, or an order that denied the relevant company access to any exemption under securities legislation, and which was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

b) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

c) is, as at the date of this Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

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d) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

For the purposes of the disclosure above regarding the directors or executive officers, "order" means: (a) a cease trade order, including a management cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days. Similarly, the above disclosure applies to any personal holding companies of the directors or executive officers.

Penalties or Sanctions

No Proposed Nominee has been subject to the following, except as disclosed below:

a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

b) any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable Shareholder making a decision about whether to vote for the Proposed Nominee.

Mr. Durkacz has been serving as director of the Company since June 18, 2018. On March 5, 2021, the Company was subject to a court order with respect to the Company's annual general and special meeting of shareholders held on May 14, 2021 (the "2021 Meeting") which, among other things, prohibited the Company's then CEO and directors, other than Mr. Durkacz, from voting certain of their shares at the 2021 Meeting. On April 9, 2021, the court ordered an injunction restraining the Company's then CEO and former directors, other than Mr. Durkacz, from authorizing or undertaking any transaction by the Company other than in the ordinary course of business, issuing any Class B Subordinate Voting Shares or authorizing the payment of any form of compensation to such former CEO and directors prior to the 2021 Meeting.

Conflicts of Interest

Conflicts of interest may arise as a result of the directors and officers of the Company holding positions as directors or officers of other companies. Some of the directors and officers have been and will continue to be engaged in the identification and evaluation of assets and businesses, with a view to potential acquisition of interests in businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers will be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedied under the OBCA or other applicable corporate legislation.

Other Directorships

Some of the directors of the Company serve on the boards of directors or act as officers of other reporting issuers in Canada or foreign jurisdiction. The following table lists the directors and officers of the Company who serve on boards of directors or officers of other reporting issuers and the identities of such reporting issuers.

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Name of Director	Other Issuers	Exchange
Anthony Durkacz	Stock Trend Capital Inc. (formerly, World Class Extractions Inc.)	CSE, FSE and OTC Pink Market
Dr. Eric Hoskins	Cybin Inc.	Cboe Canada and New York Stock Exchange American
	Think Research Corporation	TSX Venture Exchange
	Unbuzzd Wellness Inc.	N/A
Terry Lynch	Cardiol Therapeutics Inc.	Toronto Stock Exchange
	Chilean Metals Inc.	TSX Venture Exchange
	Firstgold Corp.	Toronto Stock Exchange
	Great Northern Energy Metals Inc.	CSE
	Kingsmill Capital Ventures Inc.	TSX Venture Exchange
	Power Metallic Mines Inc.	TSX Venture Exchange
	Resolute Resources Ltd.	TSX Venture Exchange

Advance Notice By-Law

The Company's by-laws contain advance notice provisions setting out advance notice requirements for the nomination of directors of the Company by a Shareholder (who must also meet certain qualifications outlined in the by-laws) (the "Nominating Shareholder") at any annual meeting of Shareholders, or for any special meeting of Shareholders if one of the purposes for which the special meeting was called was the election of directors (the "Advance Notice By-Law"). The following description is a summary only and is qualified in its entirety by the full text of the applicable provisions of the Company's by-laws which are available on SEDAR+ at www.sedarplus.ca.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must give timely notice of such nomination in proper written form to the secretary of the Company at the head office of the Company. To be timely, a Nominating Shareholder's notice to the secretary must be made: (i) the case of an annual meeting of Shareholders, not less than 30 nor more than 60 days prior to the date of the annual meeting of Shareholders; provided, however, that in the event that the annual meeting of Shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of Shareholders was made. The Company's by-laws also prescribe the proper written form for a Nominating Shareholder's notice.

The Chair of the Meeting has the power and duty to determine whether a nomination was made in accordance with the notice procedures set forth in the by-laws and, if any proposed nomination is not in compliance with such provisions, the discretion to declare that such defective nomination will be disregarded.

Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in the Advance Notice By-Law.

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3. Re-appointment of Auditor

MNP LLP has acted as the Company's auditor since November 29, 2019. Management of the Company proposes to nominate MNP LLP as the auditor of the Company, to hold office until the earlier of the close of the next annual meeting of Shareholders or their removal by the Company, at a remuneration to be fixed by the audit committee of the Company (the "Audit Committee"). Approval of the appointment of the auditor will require a majority of the votes cast in respect thereof by the Shareholders present virtually or by proxy at the Meeting.

Unless otherwise directed, it is the intention of the Management Designees to vote the proxies in favour of an ordinary resolution to appoint MNP LLP as the auditors of the Company until the earlier of the close of the next annual meeting of Shareholder or their removal by the Company, and to authorize the Audit Committee to the fix the remuneration of MNP LLP.

4. Issuance of Additional MVS

Pursuant to the Articles, the Company has two authorized classes of shares, being the MVS and Class B Subordinate Voting Shares, and may issue an unlimited number of either MVS or Class B Subordinate Voting Shares under the Articles. However, under Section 2.A.3(a) of Appendix 2A of CSE policies, the Company is not permitted to issue MVS unless the issuance has been approved by disinterested Shareholders. The Company may issue MVS to any of the founders, their immediate family members, and any entities that such individuals control, as well as current executive officers or directors of the Company and their affiliates or immediate family members (collectively, "Permitted Holders").

Currently, through Xorax, Zeeshan Saeed holds 6 MVS and through Fortius, Anthony Durkacz holds 6 MVS (the "MVS Holders"). For further information related to Zeeshan Saeed and Anthony Durkacz' shareholdings in the Company, see "Voting Securities and Principal Holders of Voting Securities." Management proposes that the disinterested Shareholders approve an ordinary resolution, authorizing the Board, in its sole discretion, to issue a maximum of 56 additional MVS to Permitted Holders, until the Company's next annual meeting, at any time to be decided by the Board (the "MVS Issuance Resolution").

The Company intends to issue additional MVS to consolidate ownership of the Company with the Permitted Holders. The Board has concluded that this is in the best interests of the Company, as the issuance of additional MVS is intended to retain key members of the Company's management team and critical to its ongoing operations and strategic direction. The issuance of MVS to the Permitted Holders is determined to be a necessary and appropriate measure to ensure their continued engagement and alignment with the long- term interests of the Company. The Board considered that the Company's ability to issue additional MVS would serve as a material inducement for retention and would strengthen the Company's ability to retain and motivate its senior leadership, which is essential to the Company's success. The Board also considered and acknowledged the governance and control implications of issuing additional MVS and determined that such implications were justified and outweighed by the benefits of securing continued involvement of key individuals.

On June 27, 2025, as updated on August 11, 2025, the Company announced its intention to complete a non- brokered private placement to issue 12 MVS at a price of $50 per MVS, for aggregate gross proceeds of up to $600 (the "Proposed Offering"). The Company expects that the Proposed Offering will close on or about September 26, 2025, after the Meeting, if the requisite shareholder approval for the MVS Issuance Resolution is obtained. It is intended that the Proposed Offering will be fully subscribed for by the MVS Holders. The participation by the MVS Holders is considered a "related-party transaction" within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in respectively, sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the Proposed Offering as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company's market capitalization (as determined under MI 61-101). All securities issued pursuant to the Proposed Offering will be subject to a statutory hold period of four months plus a day from issuance in accordance with applicable securities laws of Canada. The Company intends to use the proceeds of the Offering for general working capital purposes.

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It is anticipated that subsequent to the Proposed Offering the MVS holders will have control or direction over the following securities:

• Fortius will own 12 MVS and 1,632 Class B Subordinate Voting Shares, representing 50% of the outstanding MVS, 0.04% of the outstanding Class B Subordinate Voting Shares, and 31.78% of the voting rights attached to all of the Company's outstanding voting securities. Fortius, together with Mr. Durkacz, his spouse and First Republic Capital Corporation, will have ownership and control over an aggregate of 12 MVS and 114,142 Class B Subordinate Voting Shares, representing 50% of the outstanding MVS, 2.99% of the outstanding Class B Subordinate Voting Shares on an undiluted and partially diluted basis, and 34.13% of the voting rights attached to all of the

Company's outstanding voting securities.

• Xorax will own 12 MVS and 6,786 Class B Subordinate Voting Shares, representing 50% of the outstanding MVS, 23.37% of the outstanding Class B Subordinate Voting Shares, and 31.83% of the voting rights attached to all of the Company's outstanding voting securities. Xorax, together with Mr. Saeed, will have ownership and control over an aggregate of 12 MVS and 125,193 Class B Subordinate Voting Shares, representing 50% of the outstanding MVS, 3.66% of the outstanding Class B Subordinate Voting Shares, on an undiluted and partially diluted basis, and 34.24% of the voting rights attached to all of the Company's outstanding voting securities.

For the purposes of the MVS Issuance Resolution, the number of votes attaching to shares held by MVS Holders will be excluded from voting on the MVS Issuance Resolution. For clarity, all 12 MVS will be excluded from voting for the purpose of the MVS Issuance Resolution. Additionally, the 239,335 Class B Subordinate Voting Shares collectively held by the MVS Holders will be excluded from the vote.

At the Meeting, holders of Class B Subordinate Voting Shares, exclusive of Class B Subordinate Voting Shares held by the MVS Holders, will be asked to consider and, if deemed advisable, to pass, with or without variation, the MVS Issuance Resolution, the text of which will be substantially in the following form:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. the board of directors of Quantum BioPharma Ltd. (the "Company") is hereby authorized to approve, in its sole discretion, the issuance of additional MVS up to maximum of 56, until the Company's next annual meeting, as further described in the management information circular of the Company dated August 14, 2025;

2. any one director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute and deliver all such further agreements, documents and instruments and to do all such other acts and things as such director or officer may determine to be necessary or advisable for the purpose of giving full force and effect to the provisions of this resolution, the execution and delivery by such director or officer of any such agreement, document or instrument or the doing of any such act or thing being conclusive evidence of such determination; and

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3. any director or officer of the Company be and he or she is hereby authorized and directed, for and on behalf of the Company, to execute and deliver all such documents and to do all such other acts or things as he or she may determine to be necessary or advisable to give effect to this resolution.

The persons named in the form of proxy accompanying this Circular intend to vote FOR the MVS Issuance Resolution, unless the Shareholder of the Company who has given such proxy has directed that the Shares represented by such proxy be voted against the MVS Issuance Resolution.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than the approval of the MVS Issuance Resolution, the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, of any person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, or of any associate or affiliate of any such persons, in any matter to be acted upon at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

The following disclosure describes the compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company to each NEO (as defined herein). This section also identifies the objectives and material elements of compensation awarded to the NEOs and the reasons for their compensation. For a complete understanding of the executive compensation program, this disclosure should be read in conjunction with the Summary Compensation Table and other executive compensation- related disclosure included in this Circular.

The Board's assessment of corporate performance is based on a number of qualitative and quantitative factors including execution of ongoing projects and transactions, and progress on key growth initiatives.

Named Executive Officers

The purpose of this Statement of Executive Compensation is to provide information about the Company's philosophy, objectives and processes regarding executive compensation. This disclosure is intended to communicate the compensation provided to the most highly compensated executive officers of the Company (the "Named Executive Officers" or "NEOs"). For the purposes of this Circular, a NEO means each of the following individuals:

a) a CEO;

b) a CFO;

c) each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, as at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000; and

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d) each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

For the financial year ended December 31, 2024, the NEOs are:

1) Zeeshan Saeed, CEO and Co-Executive Chairman, and Director of the Company;

2) Anthony Durkacz, Co-Executive Chairman, and Director of the Company;

3) Donal Carroll, CFO and Former COO;

4) Nathan Coyle, Former CFO and Controller; and

4) Dr. Andrzej Chruscinski, Vice-President, Clinical and Scientific Affairs.

Compensation Governance

The compensation, nominating and governance committee of the Company ("Compensation, Nominating and Governance Committee") is currently comprised of three directors, Eric Hoskins (Chair), Zeeshan Saeed and Adnan Bashir. Their respective biographies of members of the Compensation, Nominating and Governance Committee members are provided under "Election of Directors - Biographies of Proposed Nominees" and "Statement of Corporate Governance Practices - Composition and Independence of the Board ".

The Compensation, Nominating and Governance Committee has been tasked with establishing an executive compensation program. The primary goal of the Company's executive compensation program is to attract and retain the key executives necessary for the Company's long-term success, to encourage executives to further the development of the Company and its operations, and to motivate top quality and experienced executives. On May 16, 2022, the Company adopted an equity incentive plan (the "Equity Incentive Plan"), pursuant to which it may grant equity compensation by way of share awards, options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs"). The key elements of the executive compensation program are: (i) base salary; (ii) potential annual incentive award; and (iii) awards under the Equity Incentive Plan.

The Compensation, Nominating and Governance Committee reviews the adequacy of remuneration for the executive officers by evaluating their performance in light of the Company's goals and objectives, the bonus opportunities contained in their employment agreements, and by comparing the performance of the Company with other reporting issuers of similar size in the same industry.

The Board is of the view that all elements of the total program should be considered, rather than any single element. As such, the Company does not use fixed criteria in determining the mix of compensation and instead determines compensation based on a contextual analysis of the Company. While the Company does not have a formally established peer group in determining compensation, the Compensation, Nominating and Governance Committee will on occasion reference other comparable publicly traded Canadian companies to align its compensation practices with market practice.

The terms of any proposed compensation for the directors of the Company who are not also officers of the Company (including any Options, RSUs and PSUs to be granted) will be determined by the Compensation, Nominating and Governance Committee. The compensation program is designed to provide income certainty, to attract and retain executives and to provide incentives for the achievement of both short-term and long-term objectives of the Company.

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Compensation Process

The Compensation, Nominating and Governance Committee, through discussion without any formal objectives, criteria or analysis, determines the compensation of the Company's executive officers. The Compensation, Nominating and Governance Committee has no formal criteria or goals tied to total compensation or any significant element of total compensation. The Board, through the Compensation, Nominating and Governance Committee, is responsible for determining all forms of compensation, including share-based compensation and long-term incentives in the form of Options, RSUs and PSUs to be granted to the Company's executive officers and directors, and for reviewing the recommendations respecting compensation of other officers of the Company from time-to-time, to ensure such arrangements reflect the responsibilities and risks associated with each position. The Compensation, Nominating and Governance Committee determines compensation by considering: (i) recruiting and retaining executives critical to the Company's success and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the Company's operations in general.

Annual Incentive Awards

Annual incentive awards are designed to motivate NEOs to achieve the Company's short-term corporate goals, and rewards individual and overall performance. Annual incentives are based on objective, identifiable measures set at the beginning of each financial year at the discretion of the Compensation, Nominating and Governance Committee, which may vary from year to year and incentive payments are expected to be determined by the Board on the recommendation of the Compensation, Nominating and Governance Committee.

Insider Trading and Blackout Period Policy

All of the Company's executives, other employees and directors are subject to the Company's Insider Trading and Blackout Period Policy, which prohibits trading in the Company's securities while in possession of material undisclosed information about the Company. Under this policy, such individuals are also prohibited from entering into hedging transactions involving securities of the Company, such as short sales, puts and calls. Furthermore, subject to certain limited exceptions, the Company permits executives, including the NEOs, to trade in the Company's securities only during prescribed trading windows.

Performance Graph

The following performance graph compares the total cumulative return to a Shareholder who invested C$100 in Shares on January 1, 2019, assuming reinvestment of dividends, with the cumulative total return on the S&P/TSX Composite Total Return Index and SPDR S&P Biotech ETF for each year following January 1, 2019. The performance of the Shares as set out in the graph below does not necessarily indicate future performance.

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The Company is of the view that compensation levels for the directors and executive officers cannot and should not be directly compared to year-over-year relative market performance. Market performance is impacted by a number of external factors beyond the control of management and an increase or decrease in the market price and thus should not be a determining factor in establishing the annual compensation of the Company's directors and executive officers. The stock price directly impacts the benefits enjoyed by the directors and executive officers from the Equity Incentive Plan. As a result, the trend shown in the above graph does not necessarily correspond to the Company's compensation to its directors and executive officers for the same period.

The Company's compensation package is based on competitive compensation trends and the value of the services provided and is designed to attract and retain top quality personnel for the longer term in order to manage and grow the business through both adverse and favorable economic cycles. These factors may not yield immediate results in stock price.

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Summary Compensation Table

The following table sets forth information concerning the total compensation earned by, paid to, or awarded to the current NEOs of the Company during the three most recently completed financial years. Compensation for directors disclosed below reflects the compensation received by each director during the relevant fiscal year.

Name and Principal Position	Year	Salary (US$)	Share-Based Awards(1) (US$)	Option- Based Awards(2) (US$)	Non-Equity Incentive Plan Compensation (US$)		Pension Value	All Other Compensation(3) (US$)	Total Compensation (US$)
					Annual incentive pans	Long- term incentive plans
Zeeshan Saeed(4) CEO, Co- Executive Chairman and Director	2024	218,635	365,050	Nil	Nil		Nil	Nil	583,685
	2023	222,625	Nil	377,248	Nil		Nil	Nil	599,873
	2022	239,269	398,010(5)	Nil	Nil		Nil	136,710(6)	773,989
Anthony Durkacz8) Co-Executive Chairman & Director	2024	218,635	365,050	Nil	Nil		Nil	Nil	583,685
	2023	222,625	Nil	377,248	Nil		Nil	Nil	599,873
	2022	239,269	316,834(5)	Nil	Nil		Nil	136,710(6)	692,813
Donal Carroll CFO & Former COO	2024	218,635	365,050	Nil	Nil		Nil	Nil	583,685
	2023	225,625	Nil	377,248	Nil		Nil	Nil	602,873
	2022	239,269	321,543(5)	34,519	Nil		Nil	136,710(6)	732,041
Nathan Coyle Controller & Former CFO	2024	93,965	Nil	10,950	Nil		Nil	Nil	104,915
	2023	178,208	Nil	Nil	Nil		Nil	Nil	178,208
	2022	191,891	Nil	Nil	Nil		Nil	Nil	191,891
Dr. Andrzej Chruscinski Vice-President, Clinical and Scientific Affairs	2023	178,208	Nil	Nil	Nil		Nil	Nil	178,208
	2022	191,891	Nil	Nil	Nil		Nil	Nil	191,891
	2022	111,370	Nil	Nil	Nil		Nil	Nil	111,370

Notes:

(1) "Share-based Award" means an award of Class B Subordinate Voting Shares and includes PSUs and RSUs. The dollar amount disclosed is based on the closing price per Class B Subordinate Voting Share at the date of each grant.

(2) "Option-based Award" means an award of Options under the Equity Incentive Plan. This does not represent cash paid to the NEO. This figure is based on the grant date fair value of such Options. The grant date fair value was determined in accordance with International Financial Reporting Standards. This methodology was chosen in order to be consistent with the accounting fair value used by the Company in its financial statements, and the Black-Scholes option pricing model is a commonly used methodology for valuing Options which provides an objective and reasonable estimate of fair value. Calculating the value of stock options using the Black-Scholes option pricing model is very different from a simple "in-the-money" value calculation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.

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(3) Includes Company-paid health and life insurance benefits and car allowances for all NEOs.

(4) Mr. Carroll was appointed as CFO of the Company effective August 30, 2024.

(5) Mr. Coyle resigned from his role as CFO of the Company effective August 30, 2024, and assumed the role of Controller of the Company.

(6) This figure represents PSUs granted under the Equity Incentive Plan. This does not represent cash paid to the NEO. This figure is based on the incremental grant date fair value of such PSUs. The grant date fair value was determined in accordance with International Financial Reporting Standards. The incremental fair value is the difference between the fair value of the PSUs based on the share price on the grant date and the fair value of the Options cancelled as measured on date of modification. This methodology was chosen in order to be consistent with the accounting fair value used by the Company in its financial statements. For further details on the valuation of PSUs, see Note 16 to the 2023 Annual Financial Statements, starting at page F-1.

Incentive Plan Awards

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information with respect to the Options, RSUs and PSUs held by the NEOs which were outstanding as of December 31, 2024:

		Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#) (b)	Option exercise price ($) (c)	Option expiration date (d)	Value of unexercised in-the- money options ($) (e)	Number of shares or units of shares that have not vested (#) (f)	Market or payout value of share- based awards that have not vested ($) (g)	Market or payout value of vested share-based awards not paid out or distributed ($) (h)
Zeeshan Saeed CEO, Co-Executive Chairman, and Director	Nil	Nil	Nil	Nil	Nil	Nil	32,410
Anthony Durkacz Co-Executive Chairman & Director	Nil	Nil	Nil	Nil	Nil	Nil	32,410
Donal Carroll CFO	Nil	Nil	Nil	Nil	Nil	Nil	32,410
Nathan Coyle Controller and Former CFO	3,000	3.65	September 27, 2026	Nil	Nil	Nil	Nil
Dr. Andrzej Chruscinski Vice-President, Clinical and Scientific Affairs	5,000	3.65	September 27, 2026	Nil	Nil	Nil	3,885

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Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth for each NEO, the value of Option-based awards and share-based awards that vested during the year ended December 31, 2024, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2024:

Name (a)	Option-based awards - Value vested during the year ($) (b)	Share-based awards - Value vested during the year ($) (c)	Non-equity incentive plan compensation - Value earned during the year ($) (d)
Zeeshan Saeed CEO, Co-Executive Chairman, and Director	Nil	365,050	Nil
Anthony Durkacz Co-Executive Chairman & Director	Nil	365,050	Nil
Donal Carroll CFO	Nil	365,050	Nil
Nathan Coyle Controller and Former CFO	10,950	Nil	Nil
Dr. Andrzej Chruscinski Vice-President, Clinical and Scientific Affairs	18,250	3,885	Nil

Pension Plan Benefits

The Company currently does not have any pension plans that provide for payments or benefits at, following, or in connection with retirement.

Termination, Change of Control Benefits and Executive Agreements of the NEOs

The Company has entered into executive employment agreements with each of the NEOs (the "Executive Agreements"). Each Executive Agreement provides for the NEO's annual base salary, vacation entitlement and benefits.

The following is a description of material provisions of the Executive Agreements as they relate to termination and change of control.

Anthony Durkacz (Co-Executive Chairman and Director)

Mr. Durkacz has an executive employment agreement with the Company. In the event of both a change of control transaction and Mr. Durkacz ceasing to be employed by the Company for any reason, all outstanding unvested Options held as of the date Mr. Durkacz ceases to be employed by the Company shall immediately vest and remain outstanding and exercisable for a period of five years from that date. All vested Options held by Mr. Durkacz that are outstanding on that date shall remain outstanding and be exercisable for five years following the applicable vesting date of the Options. Additionally, in the event of any change of control transaction, the expiry date of each Option issued to Mr. Durkacz prior to the date, and during the term, of his Executive Agreement shall be the date that is five years from the applicable vesting date of such Option. In the event Mr. Durkacz's employment is terminated as a result of a change of control transaction, he would be entitled to receive C$600,000.

Zeeshan Saeed (Chief Executive Officer, Co-Executive Chairman and Director)

Mr. Saeed has an executive employment agreement with the Company. In the event the Company terminates Mr. Saeed's employment without cause or in the event of any termination of the agreement by either party following a change of control, the Company will provide Mr. Saeed with a cash payment in an amount equal to 24-months (2 years) compensation, being the sum of: (i) base salary, (ii) the applicable target bonus, and (iii) the cash value of any stock grants provided in the last 12-months. In the event of a change of control transaction and Mr. Saeed ceasing to be employed by the Company for any reason, all outstanding unvested Options held by Mr. Saeed as of the date that he ceases being employed by the Company shall immediately vest and shall remain outstanding and be exercisable for five years following that date. All vested Options held by Mr. Saeed that are outstanding on that date will remain outstanding and be exercisable for five years following the applicable vesting date of the Options. Additionally, in the event of any change of control transaction, the expiry date of each Option issued to Mr. Saeed prior to the date, and during the term, of his Executive Agreement shall be the date that is five years from the applicable vesting date of such Option. In the event Mr. Saeed's employment is terminated without cause or as a result of a change of control transaction, he would be entitled to receive C$600,000.

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Donal Carroll (Former COO, Current CFO)

Mr. Carroll has an executive employment agreement with the Company. In the event the Company terminates Mr. Carroll's employment without cause or in the event of any termination of the agreement by either party following a change of control, the Company shall pay Mr. Carroll a cash payment in an amount equal to 24 months (two years) compensation, being the sum of: (i) base salary, (ii) the applicable target bonus, and (iii) the cash value of any stock grants provided in the last 12-months. In the event of a change of control transaction and Mr. Carroll ceasing to be employed by the Company for any reason, all outstanding unvested Options, as of the date Mr. Carroll ceases to be employed by the Company shall immediately vest and shall remain outstanding and be exercisable for a period of five years following that date. All vested Options held by Mr. Carroll that are outstanding as of that date shall remain outstanding and be exercisable for five years following the applicable vesting date of the Options. Additionally, in the event of any change of control transaction, the expiry date of each Option issued to Mr. Carroll prior to the date, and during the term, of his Executive Agreement shall be the date that is five years from the applicable vesting date of such Option. In the event Mr. Carroll's employment is terminated without cause or as a result of a change of control transaction, he would be entitled to receive C$600,000.

Nathan Coyle (Former CFO, Current Controller)

Mr. Coyle had an executive employment agreement with the Company. In the event the Company terminated Mr. Coyle's employment without cause or in the event of any termination of the agreement by either party following a change of control, the Company will paid Mr. Coyle a cash payment in an amount equal to one month's salary per year of employment up to a maximum of 12 months and no less than four months compensation. In the event of a change of control transaction and Mr. Coyle ceasing to be employed by the Company for any reason, the expiry date of each Option issued to Mr. Coyle prior to the date, and during the term, of his Executive Agreement shall be the date that is five years from the applicable vesting date of such Option.

Dr. Andrzej Chruscinski (Vice-President, Clinical and Scientific Affairs)

Dr. Chruscinski has an executive employment agreement with the Company. In the event the Company terminates Dr. Chruscinski 's employment without cause or in the event of any termination of the agreement by either party following a change of control, the Company would pay Dr. Chruscinski a cash payment in an amount equal to one month's salary. In the event of a change of control transaction and Dr. Chruscinski ceasing to be employed by the Company for any reason, the expiry date of each Option issued to Dr. Chruscinski prior to the date, and during the term, of his executive agreement shall be the date that is 30 days from the applicable vesting date of such Option.

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Dr. Ashwini Joshi (Director of Pharmaceutical Development)

Dr. Joshi has an executive employment agreement with the Company. In the event the Company terminates Dr. Joshi's employment without cause or in the event of any termination of the agreement by either party following a change of control, the Company would pay Dr. Joshi a cash payment in an amount equal to one month's salary. In the event of a change of control transaction and Dr. Joshi ceasing to be employed by the Company for any reason, the expiry date of each Option issued to Dr. Joshi prior to the date, and during the term, of his executive agreement shall be the date that is 30 days from the applicable vesting date of such Option.

Liability Insurance of Directors and Officers

The Company has directors' and officers' liability insurance coverage for losses to the Company if the Company is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law. This insurance protects the Company against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for the Company. All directors and officers are covered by the policy and the amount of insurance applies collectively to all. The annual cost for this insurance during the year ended December 31, 2024 was C$108,000 per annum.

Indemnification

Amended and Restated By-Law No. 1 provides for indemnification of each of the Company's directors, former directors, officers, former officers, respective heirs and legal representatives of directors and officers and each individual who acts or acted at the Company's request as a director or officer of a body corporate or an individual acting in a similar capacity of another entity (each, an "Indemnified Person") against all costs, charges and expenses reasonably incurred in respect of any civil, criminal or administrative, investigative or other proceeding to which that Indemnified Person is made a party by reason of being or having been at the relevant time a director or officer of the Company or of a body corporate of which the Company is or was a shareholder or creditor, or by reason of having acted in a similar capacity for any other entity that is or was at the relevant time directly or indirectly owned or controlled by the Company, as required by the OBCA.

The Company has entered into indemnity agreements with each director and officer providing that if such director or officer is or was involved in any threatened, pending or completed proceeding by reason of the fact that such director or officer is or was a director or officer of the Company or is or was serving at the Company's request as a director or officer of another entity, such director or officer will be indemnified and held harmless by the Company to the fullest extent authorized by and in the manner set forth in the Amended and Restated By-Law No.1 and OBCA against all expense, liability and loss reasonably incurred or suffered by such director or officer in connection therewith. Under such indemnity agreements, to the fullest extent allowable under applicable law, the Company shall also indemnify against any costs actually and reasonably paid or incurred by a director or officer in connection with any action or proceeding by such director or officer for (i) indemnification or reimbursement of any costs, or payment of any cost advance, by the Company under any provision of the agreements, or under any other agreement or provision of our constating documents and (ii) recovery under any directors' and officers' liability insurance policies maintained by the Company, regardless of whether the director or officer ultimately is determined to be entitled to such indemnification or insurance recovery, as the case may be.

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 STATEMENT OF DIRECTOR COMPENSATION

Director Compensation Program

The following describes the director compensation program. Each director is entitled to an annual retainer of C$50,000, which may be paid entirely in cash, in share-based compensation, or as a combination of both, at the discretion of the Compensation, Nominating, and Governance Committee.

Director Compensation Table

The following table sets forth information concerning compensation accrued or paid to the Company's non- employee directors, other than NEOs whose compensation is reported in the Summary Compensation Table above, during the year ended December 31, 2024:

Name(1)	Fees earned ($) (b)	Share-based awards ($) (c)	Option- based awards ($) (d)	Non-equity incentive plan compensation ($) (e)	Pension value ($) (f)	All other compensation ($) (g)	Total ($) (h)
Dr. Eric Hoskins	65,829	Nil	51,681	Nil	Nil	Nil	117,510
Dr. Lakshmi P. Kotra	Nil	32,410	27,375	Nil	Nil	Nil	59,785
Adnan Bashir	43,727	Nil	Nil	Nil	Nil	Nil	43,727
Dr. Sanjiv Chopra	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Michael (Zappy) Zapolin	49,321	Nil	Nil	Nil	Nil	Nil	49,321

Notes:

(1) The relevant disclosure pertaining to directors who are NEOs (meaning, Zeeshan Saeed and Anthony Durkacz) are reflected in the summary compensation table set forth above.

Value Vested or Earned During the Year

There was no value vested or earned for all incentive plan awards during the most recently completed financial year by directors.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time during the last completed financial year was any current director, executive officer or employee or any former director, executive officer or employee of the Company, or any proposed nominee for election as a director of the Company: (a) indebted to the Company; or (b) indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, other than routine indebtedness.

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AUDIT COMMITTEE DISCLOSURE

Composition of the Audit Committee

As of the date of this Circular, the following are the members of the Audit Committee:

Name	Independent(1)	Financially Literate(2)
Eric Hoskins (Chair)	Yes	Yes
Michael (Zappy) Zapolin	Yes	Yes
Adnan Bashir	Yes	Yes

Notes:

1. Within the meaning of Section 1.4 of NI 52-110.

2. Within the meaning of Section 1.6 of NI 52-110.

The Audit Committee's functions include, but are not limited to: reviewing the integrity of the Company's financial statements, financial disclosures and internal controls over financial reporting; monitoring the Company's ongoing compliance with legal and regulatory requirements; selecting the external auditor for Shareholder approval; and reviewing the qualifications, independence and performance of the external auditor. Information concerning the relevant education and experience of the Audit Committee members is set forth below.

Relevant Education and Experience

The Board believes that the composition of the Audit Committee reflects financial literacy and expertise. Currently, all members of the Audit Committee have been determined by the Board to be "independent" and "financially literate" as such terms are defined under National Instrument 52-110 - Audit Committees. The Board has made these determinations based on the education as well as breadth and depth of experience of each member of the Audit Committee.

All the members of the Audit Committee have the education and/or practical experience required to understand and evaluate financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements. Further information regarding the Audit Committee is set forth under the heading "Audit Committee Information".

For more information related to the experience of each of the members of the Audit Committee, see "Business of Meeting - Election of Directors" and "Statement of Corporate Governance Practices - Composition and Independence of the Board ". See "Audit Committee" and "Auditors' Fees" in Part I, Item 6C and Part II, Item 16A of the Company's Annual Report on Form 20-F for its fiscal year ended December 31, 2024, which was filed with the SEC on March 28, 2025 and is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, for further information relating to the Audit Committee.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board considers good corporate governance practices to be an important factor in the overall success of the Company. Under National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 - Corporate Governance Guidelines, the Company is required to disclose information relating to its corporate governance practices, which disclosure is set out herein.

With respect to the United States, the Company is required to comply with the provisions of, among other laws, the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Jumpstart Our Business Startups Act of 2012, and the applicable rules adopted by the SEC pursuant to such laws, as well as the NASDAQ Marketplace Rules (the "NASDAQ Rules"), in each case, as applicable to foreign private issuers.

NASDAQ Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of most of the requirements of the 5600 series of the NASDAQ Rules. In order to claim such an exemption, the Company must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under NASDAQ's corporate governance requirements. Set forth below is a summary of such differences.

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Shareholder Approval Requirements

NASDAQ Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the issuance or potential issuance of 20% or more of the issuer's outstanding shares of common stock prior to the transaction for less than a stated minimum price. The Company does not follow NASDAQ Rule 5635. Instead, and in accordance with the NASDAQ exemption, the Company complies with Ontario corporate and securities laws, which do not require shareholder approval for dilutive events unless (i) the price of securities issued is lower than the market price less the Maximum permitted Discount (as such term is defined in the CSE policies), (ii) the number of securities issuable to Related Persons (as such term is defined in the CSE policies), when added to the number of securities issued to such Related Persons in private placements or acquisitions in the preceding twelve months (in each case, calculated on a fully diluted basis), is more than 10% of the total number of securities or votes outstanding (calculated on a non-diluted basis), regardless of the price of the offering, and (iii) a transaction that results, or could result, in a new holding of more than 20% of the voting securities by one security holder or combination of security holders acting together. In addition, the Company follows the CSE policies which require shareholder approval on the occurrence of a "fundamental change," defined by the policies of the CSE to be a "major acquisition" (whereby for the next 12-month period at least 50% of the issuer's assets or resources will be comprised of, or anticipated revenues are expected to be derived from, the assets, properties, businesses or other interests that are the subject of the major acquisition) accompanied or preceded by a "change of control." In such context, a "change of control" would include the distribution of a number of equity securities of the issuer equal to or greater than 100% of the number outstanding prior to the transaction or results in new shareholders holding greater than 50% of the voting securities of the issuer, as well as a substantial change of management or the board of directors of the issuer.

In addition, NASDAQ Rule 5635 requires shareholder approval of most equity compensation plans and material revisions to such plans. The Company does not follow this NASDAQ Rule. Instead, and in accordance with the NASDAQ exemption, we comply with Ontario corporate and securities laws, which do not require shareholder approval of equity compensation plans. In addition, the Company intends to follow the CSE policies and certain provisions of Canadian securities laws which require limitations on the number of equity compensation securities that can be distributed to persons performing investor relations services to 2% of the issued and outstanding amount of listed securities in a 12-month period, and further limit the number of equity compensation securities that can be distributed to an individual, to not exceed 5% of the outstanding securities of the issuer at the time of issuance, or collectively all the issuances not exceeding 10% of the outstanding securities of the issuer in a 12 months period.

Quorum Requirement

NASDAQ Rule 5620(c) requires that each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of holders of common stock; provided, however, that in no case shall such quorum be less than 33-1/3% of the outstanding shares of the Company's common voting stock. The Company does not presently follow this NASDAQ Rule. Instead, the Company complies with Ontario corporate and securities laws and its by-laws, which provide that the quorum for the transaction of business at a meeting of shareholders is at least two voting persons holding or representing, in the aggregate, not less than 10% of the issued and outstanding shares of the applicable class.

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Independent Director Oversight of Executive Compensation and Board Nominations

NASDAQ's Marketplace Rule 5605(d) requires, among other things, independent director oversight of executive officer compensation arrangements by approval of such compensation by a committee comprised solely of independent directors, and Marketplace Rule 5605(e) requires, among other things, similar oversight with respect to the process of selecting nominees to the board or oversight by a majority of the independent directors. Under the exemption available to foreign private issuers under Rule 5615(a)(3), the Company is not required to comply with NASDAQ Rules 5605(d) or 5605(e). Instead, and in accordance with the NASDAQ exemption, the Company complies with the applicable CSE rules and applicable Canadian corporate and securities regulatory requirements, which do not require independent director oversight of executive compensation or board nominations. Under applicable Canadian requirements, the Company has established the Compensation, Nominating and Governance Committee, comprised of three members of the Company's board of directors, two of whom are independent directors, as that term is defined under NI 58-101 and applicable NASDAQ Rules. The principal responsibilities of the Compensation, Nominating and Governance Committee include, among other things, establishing an executive compensation program, administering the Equity Incentive Plan, establishing identifiable measurements for purposes of annual incentive awards, determining the compensation of the Company's executive officers and approving Option grants recommended by management under the Equity Incentive Plan. For additional details relating to the role of the Compensation, Nominating and Governance Committee in overseeing the Company's compensation programs, see the section titled Statement of Executive Compensation found elsewhere in this Circular.

Proxy Delivery Requirements

NASDAQ Rule 5620(b) requires that a listed company that is not a limited partnership to solicit proxies and provide proxy statements for all meetings of shareholders, and also provide copies of such proxy solicitation materials to NASDAQ. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Board of Directors

The Board is responsible for the stewardship of the Company and for the supervision of management to protect Shareholder interests. The Board oversees the development of the Company's strategic plan and the ability of management to continue to deliver on the corporate objectives.

The independent judgment of the Board in carrying out its responsibilities is the responsibility of all directors. The Board facilitates independent supervision of management through meetings of the Board and through frequent informal discussions among independent members of the Board and management. In addition, the Board has free access to the Company's external auditors, external legal counsel and to the Company's officers.

The Board is responsible for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. Each Board member has considerable experience in the guidance and management of public companies and the Board has found this has been sufficient to meet the needs of the Company to date.

NASDAQ Marketplace Rule 5605(b)(1) requires a majority of the board of directors of each issuer to be comprised of independent directors, as that term is defined under Rule 5605(a)(2). While the Company is currently in compliance with this rule, it does not follow this rule. Instead, and in accordance with the NASDAQ exemption, the Company complies with the applicable CSE rules and applicable securities and corporate regulatory requirements.

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Composition and Independence of the Board

The Board is currently comprised of seven directors: Anthony Durkacz, Zeeshan Saeed, Dr. Lakshmi Kotra, Adnan Bashir, Dr. Eric Hoskins, Terry Lynch and Michael (Zappy) Zapolin (collectively, the "Current Directors"). See the biographies of the Current Directors set forth above under "Proposed Nominees".

Some of the directors of the Company serve on the boards of directors or act as officers of other reporting issuers in Canada or foreign jurisdiction. See "Business of the Meeting - Election of Directors".

Board Meetings

The independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance, and these meetings often follow regularly scheduled Board meetings. The Board ensures open and candid discussion among its independent directors by continuously monitoring situations where a conflict of interest or perceived conflict of interest with respect to a director may exist. In cases where such a conflict of interest or perceived conflict of interest is identified, it is addressed in accordance with the OBCA and the Board mandate. The Board may determine that it is appropriate to hold an in-camera session excluding a director with a conflict of interest or perceived conflict of interest, or such director may consider that it is appropriate to recuse him or herself from considering and voting with respect to the matter under consideration.

The Co-Executive Chairmen of the Board, Anthony Durkacz and Zeeshan Saeed, are non-independent directors. The independent chair of the Audit Committee, Dr. Eric Hoskins, provides leadership for its independent directors. Mr. Durkacz, Mr. Saeed and Dr. Hoskins are responsible for encouraging open and candid discussion among the independent directors, as discussed above, as well as facilitating Board meetings.

Mr. Durkacz, Mr. Saeed and Dr. Hoskins collaborate when setting the agenda of Board meetings and both work with the broader Board to promote good governance and ethics in the decision- making process of the Board.

The attendance record of each of the directors for Board meetings and committee meetings held during the year ended December 31, 2024:

Name	Board Meetings Attended/Held	Audit Committee Meetings Attended/Held	Compensation, Nominating and Governance Committee Meetings Attended/Held	Disclosure Committee Meetings Attended/Held
Anthony Durkacz	4/4	0	0	1/1
Zeeshan Saeed	4/4	N/A	1/1	N/A
Adnan Bashir	3/4	3/4	1/1	1/1

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Name	Board Meetings Attended/Held	Audit Committee Meetings Attended/Held	Compensation, Nominating and Governance Committee Meetings Attended/Held	Disclosure Committee Meetings Attended/Held
Nitin Kaushal(1)	N/A	N/A	N/A	N/A
Dr. Sanjiv Chopra	2/4	N/A	N/A	N/A
Dr. Lakshmi P. Kotra	3/4	N/A	N/A	N/A
Dr. Eric Hoskins	4/4	4/4	1/1	N/A
Michael (Zappy) Zapolin	4/4	4/4	N/A	1/1

Notes:

(1) Nitin Kaushal was replaced by Dr. Sanjiv Chopra effective January 29, 2024. Between January 1, 2024 and January 29, 2024, the Company held no board meetings.

Board Mandate

The duties and responsibilities of the directors of the Board are to supervise the management of the business and affairs of the Company; and to act in the best interests of the Company. In discharging its mandate, the directors of the Company are responsible for the oversight and review of the development of, among other things, the following matters:

• the strategic direction of the Company;

• identifying the principal business risks of the Company and ensuring that procedures and people are in place to appropriately manage these risks;

• succession planning, including appointing, training and monitoring senior management;

• a communications policy for the Company to facilitate communications with investors and other interested parties; and

• the integrity of the internal controls and procedures (including adequate management information systems and the oversight of the testing of internal controls) within the Company.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contributions of individual directors. The Board discharges its responsibilities and obligations either directly or through its committees, currently consisting of the Audit Committee, the Compensation, Nominating and Governance Committee and the disclosure committee of the Company (the "Disclosure Committee").

Position Descriptions

The Board has not adopted written position descriptions for the Co-Executive Chairmen of the Board or the committee chairs on the basis that the roles are well understood by all of the directors. In general, the roles of the Board and committee chairs are to ensure that the mandate of the board or committee, as set out in their respective Charters, are carried out in full. The Board has also not adopted a written position description for the CEO, other than as described in the CEO's employment contract, on the same basis.

The Board has also determined that the key responsibilities of the Co-Executive Chairmen of the Board include providing leadership to the Board to enhance the Board's effectiveness, including overseeing the Board's discharge of the duties assigned to it by law, the constating documents of the Company, the Board charter and the Company's other corporate governance policies and helping foster the Board's communication with management, and establishing procedures to govern the effective and efficient conduct of the Board's work. The Board regards a key responsibility of the independent chair of the Audit Committee, as being to support the Co-Executive Chairmen of the Board in the discharge of their responsibilities by communicating the views and perspective of the independent directors.

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With respect to the chairs of the committees, the Board has determined that their responsibilities include providing leadership to the applicable committee to carry out the committee's mandate as set out in a charter or through regulatory requirements and enhancing the committee's effectiveness through facilitating the committee's interaction with management, the Board and other committees of the Board and reporting as appropriate to the Board with respect to the committee's work.

With respect to the CEO, the CEO is responsible for the overall leadership and management of the Company in accordance with the strategies, policies and mandates established by the Board from time to time, and reports to the Board regarding the management and operations of the Company including the progress or deviations, if any, from the strategic plans set by the Board.

Orientation and Continuing Education

New directors are provided orientations which include meetings with management on business directions, operational issues and financial aspects of the Company.

The Compensation, Nominating and Governance Committee ensures that new directors receive orientation materials describing the Company's business and its corporate governance policies and procedures. New directors will have meetings with the Co-Executive Chairmen of the Board and CEO, and with the CFO, and are expected to visit the Company's principal offices. The Compensation, Nominating and Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.

Management updates the Board on a regular basis regarding the business and activities of the Company to ensure that the directors have the necessary knowledge to meet their obligations as directors. Directors are encouraged to communicate with management, the auditors and the Company's legal counsel to keep themselves current with the Company's business. Directors are also provided with full access to the Company's records.

Ethical Business Conduct

All Board members and employees are committed to maintaining the highest standards of integrity and ethical business conduct in the management of the Company and their interaction with all key Shareholders. These standards can only be achieved by the Company by adhering to the values and principles of conduct.

The Company expects all Board members and employees to conduct themselves in an ethical and law- abiding manner, in all areas, including but not limited to conflicts of interest and the protection and proper use of corporate assets, information and opportunities.

The Board has adopted a Code of Conduct and Ethics (the "Code") which provides guidelines surrounding, among other items, compliance with applicable laws, conflicts of interest, certain opportunities, confidentiality and disclosure, employment practices, and use of company property and resources. The Code is available on the Company's SEDAR+ profile accessible at www.sedarplus.ca and the Company's website, www.quantumbiopharma.com.

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The Board has delegated responsibility for monitoring compliance with the Code and for investigating and enforcing matters related to the Code to management, who will report breaches of the Code to the Company's general counsel or human resources.

Directors are required by applicable law and the Code to promptly disclose any potential conflict of interest that may arise. If a director has a material interest in an agreement or transaction, applicable law, the Code and principles of sound corporate governance require them to declare the interest in writing or request to have such interest entered in the minutes of meetings of directors and, where required by applicable law, abstain from voting with respect to the agreement or transaction.

Conflicts of Interest

When faced with a conflict, it is required that business judgment of responsible persons, uninfluenced by considerations other than the best interests of the Company, will be exercised in compliance with the guidelines set out in the Code. Pursuant to the OBCA, any officer or director of the Company with a conflict of interest must disclose the nature and extent of such conflict to the Board and recuse themselves from a matter that materially conflicts with that individual's duty as a director or senior officer of the Company.

Protection and Proper Use of Corporate Assets, Information and Opportunities

Confidential information is not to be used for any purposes other than those of the Company. This requirement of confidentiality extends beyond the duty not to discuss private information, whether about the Company and/or its management and also applies to any asset of the Company, including trade secrets, patient, supplier or customer lists, business plans, computer software, company records and other proprietary information. The Code adopted by the Board provides for certain specific guidelines around the duty of confidentiality of employees, officers and directors of the Company.

In the situation of contracts with third parties such as suppliers and service providers, management is to share only that information which is needed to satisfy the conditions of the contract and only to those individuals who need to know.

The duty of confidentiality applies to all Board members and employees even after leaving the Company regardless of the reason for departing.

Compliance with Laws, Rules and Regulations

It is required that the Company is in compliance with all legislation applicable to the Company's business operations, including but not restricted to the laws of the Province of Ontario, all Canadian provincial laws and legislation, and any other similar legislation in jurisdictions where the Company operates.

All Board members and employees have a duty to know, understand and comply with any specific legislation pertaining to the business of the Company and any legislation applicable to their duties and responsibilities.

The Board has adopted the Code, which provides guidelines surrounding, among other items, compliance with applicable laws, conflicts of interest, certain opportunities, confidentiality and disclosure, employment practices, and use of company property and resources.

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Compensation, Nominating and Governance Committee

Nomination of Directors

The Compensation, Nominating and Governance Committee is currently comprised of three directors, Zeeshan Saeed (Chair), Michael (Zappy) Zapolin, and Adnan Bashir. Zeeshan Saeed is not an independent director, and Michael (Zappy) Zapolin, and Adnan Bashir are independent directors.

The Compensation, Nominating and Governance Committee is responsible for recommending to the Board a list of candidates for nomination for election to the Board at each annual meeting of Shareholders. In addition, as the need arises, it will identify and recommend to the Board new candidates for Board membership. The Compensation, Nominating and Governance Committee selects potential directors with the desired background and qualifications, taking into account the needs of the Board at the time. In making its recommendations, the Compensation, Nominating and Governance Committee considers whether each candidate is or would be "independent" and "financially literate" within the meaning of applicable law and the NASDAQ Rules and possesses the competencies and skills that: (i) are considered to be necessary for the Board, as a whole, to possess, (ii) are considered to be necessary for each existing director to possess, and (iii) each new nominee will bring to the boardroom. The Compensation, Nominating and Governance Committee also considers whether or not each new nominee can devote sufficient time and resources to his or her duties as a Board member.

The Compensation, Nominating and Governance Committee is also responsible for examining the size of the Board and recommending to the Board a size that facilitates effective decision making, reviewing the overall composition of the Board, taking into consideration factors such as business experience, areas of expertise and competency of each director and evaluating whether the necessary and appropriate committees exist to support the work of the Board.

The various diversity dimensions represented on our Board are reflected in the Diversity Matrix below:

Board Diversity Matrix (As of August 14, 2025)
Country of Principal Executive Offices:	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	7	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			5
LGBTQ-I-			0
Did Not Disclose Demographic Background			0

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Compensation

The Compensation, Nominating and Governance Committee is also responsible for determining the compensation for the directors and the executive officers. The Compensation, Nominating and Governance Committee reviews the adequacy of remuneration for the executive officers by evaluating their performance in light of the Company's goals and objectives, and by comparing with other reporting issuers of similar size in the same industry.

The Compensation, Nominating and Governance Committee also periodically reviews the adequacy and form of directors' compensation and recommends to the Board a compensation model that appropriately compensates directors for the responsibilities and risks involved in being a director and a member of one or more committees, as applicable. The Compensation, Nominating and Governance Committee is also responsible for reviewing the executive compensation disclosure before the Company discloses this information publicly.

The Compensation, Nominating and Governance Committee is also responsible for: (i) ensuring that the mission and strategic direction of the Company is reviewed annually; (ii) ensuring that the Board and each of its committees carry out its functions in accordance with due process; (iii) assessing the effectiveness of the Board as a whole, each committee of the Board, and the contribution of each individual director; (iv) identifying, recruiting, endorsing, appointing, and orienting new directors; (v) reviewing and making compensation related recommendations and determinations regarding senior executives and directors; and (vi) the Company's human resources and compensation policies and processes.

Governance

The Compensation, Nominating and Governance Committee is also responsible for, among other things: (i) assisting the Company and the Board in fulfilling their respective corporate governance responsibilities under applicable securities laws, instruments, rules and mandatory policies and regulatory requirements; (ii) promoting a culture of integrity throughout the Company; and (iii) developing the Company's approach to governance issues and establishing sound corporate governance practices that are in the interests of shareholders and that contribute to effective and efficient decision-making.

Disclosure Committee

The Disclosure Committee is currently comprised of three directors of the Company: Michael (Zappy) Zapolin (Chair), Anthony Durkacz and Adnan Bashir. Michael (Zappy) Zapolin and Adnan Bashir are considered to be "independent" (as determined under Rule 5605(a)(2) of the Nasdaq Stock Market Rules and as such term is defined under NI 52-110).

The Disclosure Committee is responsible for, among other things, ensuring that the Company complies with its timely continuous disclosure obligations, overseeing and monitoring compliance with the Company's disclosure policies, guidelines and procedures, promoting effective communication and preserving confidentiality of material information.

Assessments

The Board and its individual directors are assessed on an informal basis continually as to their effectiveness and contribution. The Board encourages discussion among members as to evaluation of its effectiveness as a whole, of each individual director and each of its committees. The Board does not consider that formal assessments would be useful at this stage of the Company's development. To assist in its review, the Board may conduct informal surveys of its directors. In addition, the Board works closely with management and, accordingly, are in a position to assess individual director's performance on an ongoing basis.

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Director Term Limits and Other Mechanisms of Board Renewal

The Board has not adopted a term limit for directors and, as part of the Board's assessment process, the Board considers the benefit of renewal among directors in the context of the needs of the Board from time to time. In light of the nature of the industry in which the Company operates, the Board does not believe that adopting a term limit for directors is necessary or appropriate at this time.

Policies Regarding the Representation of Women on the Board

The Company does not have a written policy relating to the identification and nomination of women directors. When considering and recommending qualified director nominees, the Compensation, Nominating and Governance Committee evaluates all candidates on their skills and experience in the context of what the Board as a whole requires to be effective, taking the background and diversity, including gender, of all directors and nominees into consideration.

Consideration of the Representation of Women in the Director Identification and Selection Process

The Compensation, Nominating and Governance Committee goes through a rigorous process when considering a director nominee, including an evaluation of the skills and experience of the current directors, determining the gaps in skills and experience that exist and finding potential candidates to fill those gaps and round out the skills and experience of the Board as a whole. Diversity (including the representation of women on the Board and in executive officer positions) is a factor considered in determining the optimal composition of the Board. The final recommendation for nomination or appointment to the Board has been based on the best combination of skills and experience for the position, with due regard for the benefits of diversity on the Board.

Consideration Given to the Representation of Women in Executive Officer Appointments

The Board encourages the consideration of women who have the necessary skills, knowledge, experience and character when considering new potential candidates for executive officer positions.

Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Board does not have specific targets in respect of appointing women to the Board and in respect of executive officer appointments.

Number of Women on the Board and in Executive Officer Positions

As of the date of this Circular and if all Proposed Nominees are appointed, there will be no women on the Board (0%) or in executive officer positions (0%).

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 MANAGEMENT CONTRACTS

As of the date of this Circular, no management functions of the Company were to any degree performed by a person or company other than the directors or executive officers (or the companies controlled by them, either directly or indirectly) of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth below, Management is not aware of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries or affiliates.

On August 15, 2024, the Company closed a non-brokered private placement and issued 4 MVS at a price of $18.00 per MVS for gross proceeds of $72.00 (the "August Offering"). All securities issued in connection with the July Offering were subject to a four-month and a day hold period from the closing of the August Offering in accordance with applicable Canadian securities laws. The participants of the August Offering were the MVS Holders. Xorax and Fortius each purchased 2 MVS pursuant to the August Offering.

On September 13, 2024, the Company completed a non-brokered private placement and issued 6 MVS at a price of $6.00 per MVS for gross proceeds of $36.00 (the "September Offering"). All securities issued in connection with the September Offering were subject to a four-month and a day hold period from the closing of the Offering in accordance with applicable Canadian securities laws. The participants of the September Offering were the MVS Holders. Xorax and Fortius each purchased 3 MVS pursuant to the September Offering.

On June 27, 2025, as updated on August 11, 2025, the Company announced its intention to complete a the Proposed Offering. The Company expects that the Proposed Offering will close on or about September 26, 2025, if the requisite shareholder approval for the MVS Issuance Resolution is obtained. It is intended that the Proposed Offering will be subscribed for by the MVS Holders.

OTHER BUSINESS

Management of the Company is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting. If any other business properly comes before the Meeting, it is the intention of the persons named in the Form of Proxy or VIF to vote the MVS or Class B Subordinate Voting Shares represented thereby in accordance with their best judgment on such matter.

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ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Financial information is contained in the Company's audited consolidated annual financial statements and management's discussion and analysis for the years ended December 31, 2024, and 2022. In addition, a Shareholder may obtain copies of the Company's financial statements and management's discussion and analysis, by contacting the Company by mail at 55 University Avenue, Suite 1003, Toronto, ON M5J 2H7 or by email at info@quantumbiopharma.com.

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 APPROVAL OF THE BOARD OF DIRECTORS

This Circular and the mailing of same to Shareholders have been approved by the Board.

DATED the 14th day of August, 2025.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Anthony Durkacz"

Anthony Durkacz

Co-Founder, Co-Executive Chairman & Director

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SCHEDULE "A"

AUDIT COMMITTEE CHARTER

[See Attached]

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AUDIT COMMITTEE CHARTER

PURPOSE AND AUTHORITY

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of FSD Pharma Inc. (the "Company") assists the Board in fulfilling its responsibility for oversight of: (a) the integrity of the Company's financial statements (b) the qualifications, independence and performance of the Company's independent auditors, (c) the Company's compliance with legal and regulatory requirements, and (d) the quality and integrity of the accounting, auditing and reporting practices of the Company and such other duties as directed by the Company's Board.

The Committee shall maintain free and open communication with the independent accountants and the management of the Company. In discharging this oversight role, the Committee is empowered to investigate any matter brought to its attention. In discharging its responsibilities, the Committee, in its sole discretion, has the authority to appoint, compensate and provide oversight of, and retain or obtain the advice of, external auditors, outside counsel or other experts or advisors. The Company shall at all times make adequate provisions for the payment of all fees and other compensation approved by the Committee for such auditors, counsel, experts or advisors. The Committee also has the authority to obtain advice and assistance from internal accounting or other advisers or employees. The Committee shall perform its Committee functions for all FSD Pharma Inc. subsidiaries.

While the Committee has the authority, duties and responsibilities set forth in this Charter, the Committee's function is one of oversight. The Company's management is responsible for preparing the Company's financial statements and for developing and maintaining systems of internal accounting and financial controls, while the independent accountants will assist the Committee and the Board in fulfilling their responsibilities for their review of these financial statements and internal controls.

The Committee expects the independent accountants to call to the Committee's attention any accounting, auditing, internal accounting control, regulatory or other related matters that the independent accountants believe warrant consideration or action. The Committee recognizes that the Company's management and the internal and outside accountants have more knowledge and information about the Company than do Committee members. Further, the Company' s management is responsible for business risk management processes including the identification, assessment, mitigation and monitoring of risks on a Company-wide basis. Consequently, in carrying out its oversight responsibilities, the Committee does not provide any expert or special assurance as to the Company's financial statements, business risk management processes, or internal controls or any professional certification as to the independent accountants' work.

COMPOSITION AND MEETINGS

The Committee shall be composed of three or more directors as determined by the Board, each of whom shall satisfy, as determined by the Board: (i) the independence requirements of National Instrument 52-110 - Audit Committees, and (ii) meet the other applicable requirements of any stock exchange on which the Company's securities are listed from time to time, and (iii) the Company's Policy Regarding Nominations of Directors. At least one member of the Committee shall: (a) qualify as an "audit committee financial expert" within the meaning of the rules of the U.S. Securities Exchange Commission ("SEC"), and (b) meet the experience requirements within applicable securities and stock exchange rules. Committee members shall not simultaneously serve on the audit committees of more than two additional audit committees of other public companies, unless the Board determines that service by any member of the Committee on more than two additional audit committees of other public companies (other than controlled companies of FSD Pharma Inc.) would not impair the ability of such member to effectively serve on the Company`s Audit Committee. Directors' fees (including fees for attendance at meetings of committees of the Board) are the only compensation that a Committee member may receive from the Company.

The Board shall appoint the Chair and the other members of the Committee annually and as vacancies or newly created positions occur, considering the recommendation of the Nominating and Corporate Governance Committee, and the Board may remove members of the Committee at any time. The members of the Committee shall serve until their successors are appointed and qualified to serve on the Committee. The Chair shall be responsible for leadership of the Committee, including overseeing the agenda, presiding over the meetings and reporting to the Board. The Committee may invite to its meetings any member of Company management and such other persons as it deems appropriate to carry out its responsibilities.

The Committee shall meet at least quarterly each calendar year (or more frequently if circumstances require) and hold such other meetings from time to time as may be called by its Chair, or requested by the Chief Executive Officer ("CEO") of the Company or any two members of the Committee. Meetings may be held in person, by video conference or by telephone. Committee actions may be taken by unanimous written consent of the members. A majority of the members of the Committee shall constitute a quorum of the Committee. The vote of a majority of the members of the full Committee shall be the act of the Committee.

Except as expressly provided in this Charter or the By-Laws of the company or as required by law, regulations or stock exchange listing standards, the Committee shall fix its own rules of procedures.

AUDIT COMMITTEE CHARTER

DUTIES AND RESPONSIBILITIES

In addition to any other responsibilities which may be assigned from time to time by the Board, the Committee shall be responsible for the following matters:

1. The Committee is directly responsible for the appointment, pre-approval of compensation, retention and oversight of the work of the independent accountants employed by the Company (including resolution of disagreements between management and the accountants regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. The independent accountants shall report directly to the Committee.

2. The Committee shall have the sole authority to appoint or replace the independent accountants who audit the financial statements of the Company. The Committee shall have the ultimate authority and responsibility to evaluate the performance of the independent accountants and, where appropriate, replace the independent accountants. In the process, the Committee will discuss and consider the accountants' written affirmation that the accountants are in fact independent, will discuss the nature and rigor of the audit process, receive and review all reports and will provide to the independent accountants full access to the Committee (and the Board) to report on any and all appropriate matters.

3. The Committee shall ensure that the independent accountants submit on at least a quarterly basis to the Committee a statement delineating all relationships between the independent accountants (or any of their affiliates) and the Company and actively engage in a dialogue with the independent accountants with respect to any disclosed relationships or services that may impact the accountants' objectivity and independence; and, if deemed appropriate by the Committee, recommend that the Board take appropriate action to ensure the independence of the accountants.

4. The Committee shall review with the independent accountants the independent accountants' responsibilities under generally accepted auditing standards, the proposed scope and timing of the annual audit (including planning, staffing, budget, locations and reliance upon management), past audit experience and other matters bearing upon the scope of the audit.

5. The Committee shall pre-approve all audit and audit-related engagement fees and terms and other significant compensation to be paid to the independent accountants as well as pre-approve all non-audit engagements with the independent accountants. The Committee shall consult with management but shall not delegate these responsibilities.

6. The Committee shall review and discuss with management and the independent accountants the Company's annual audited financial statements, including: (a) the related "Management's Discussion and Analysis of Financial Condition and Results of Operations," (b) matters regarding accounting and auditing principles as well as internal controls that could have a significant effect on the Company's financial statements, and (c) any other matters required to be discussed by the Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 16, as modified or supplemented, relating to the conduct of the audit, prior to the filing of the Company's annual audited financial statements. The Committee shall also recommend to the Board that the Company's annual financial statements, together with the report of their independent accountants as to their examination, be approved.

7. The Committee shall review and discuss with management and the independent accountants the Company's quarterly financial statements, including the related "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the matters required to be discussed pursuant to PCAOB Auditing Standard No.16 and AU Section 722, as modified or supplemented, prior to the filing of the Company's interim financial statements, including the results of the independent accountants' reviews of the quarterly financial statements to the extent applicable.

8. The Committee shall review and discuss with the independent accountants any other matters required to be discussed by PCAOB Auditing Standard No. 16, as modified or supplemented.

9. The Committee shall review and discuss with management and the independent accountants, as applicable:

a) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company' s selection or application of accounting principles, and reports from management and the independent accountants as to the Company's internal controls over financial reporting and any special audit steps adopted in light of material control deficiencies;

b) analyses prepared by management or the independent accountants setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;

c) any management letter provided by the independent accountants and management' s response to that letter;

d) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, derivatives and liquidity exposures, on the financial statements of the Company;

AUDIT COMMITTEE CHARTER

e) the critical accounting policies and practices of the Company;

f) earnings press releases (paying particular attention to any use of "pro forma," or "adjusted" non-GAAP, information);

g) financial information and earnings guidance, if any, that are given to analysts and rating agencies, provided that such review and discussion may address the general types of information disclosed and types of presentations made and need not take place in advance of each instance in which the Company may provide such information or earnings guidance; and

h) suggestions or recommendations of the independent accountants or the internal auditors regarding any of the foregoing items.

10. The committee shall review and discuss with the independent accountants any audit problems, difficulties or differences encountered and management's responses thereto, such as:

a) any restrictions on the scope of the independent accountants' activities or on access to requested information;

b) any accounting adjustments that were noted or proposed by the auditor but were "passed" (as immaterial or otherwise);

c) any communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement;

d) any management or internal control letter issued, or proposed to be issued, by the independent accountants; and

e) any significant disagreements between management and the independent accountants.

11. The Committee shall, in conjunction with the CEO and Chief Financial Officer ("CFO") of the Company, review the Company's disclosure controls and procedures and internal controls over financial reporting. The review of internal controls over financial reporting shall include whether there are any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to affect the Company's ability to record, process, summarize and report financial information and any fraud involving management or other employees with a significant role in internal controls over financial reporting.

12. The Committee shall evaluate the qualifications, performance and independence of the independent accountants, including a review and evaluation of the lead partner of the independent accountant and taking into account the opinions of management and the Company's internal auditors, and shall present its conclusions with respect to the independence of the independent accountants to the full Board on at least an annual basis. The Committee shall obtain and review a report from the independent accountants at least annually regarding: (a) the independent accountants' internal quality control procedures, (b) any material issues raised by the most recent internal quality control review, peer review of the independent accountants or PCAOB review or inspection of the firm, or by any other inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with any such issues, and (d) all relationships between the independent accountants and the Company consistent with applicable requirements of the PCAOB regarding the independent accountant's communications with the audit committee concerning independence.

13. The committee shall ensure that the lead audit partner of the independent accountants and the concurring audit partner responsible for reviewing the audit are rotated at least every five years, and further consider rotation of the independent accountant firm itself.

14. The Committee shall recommend to the Board policies for the Company's hiring of employees or former employees of the independent accountants who were engaged on the Company's account.

15. The Committee shall obtain and review disclosures made by the Company's principal executive officer and principal financial officer regarding compliance with their certification obligations as required under National Instrument 52-109 - Certification of Disclosure in Issuers Annual and Interim Filings, including the Company's disclosure controls and procedures and internal controls for financial reporting and evaluations thereof.

16. The Committee shall review the independent accountants' assessment of the Company's internal controls.

17. The Committee shall maintain and review annually procedures for: (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

18. The Committee shall meet on a regular basis with members of management to review business risk management processes, which include the identification, assessment, mitigation and monitoring of risks on a Companywide basis.

19. The Committee shall coordinate its oversight of business risk management processes with other committees of the Board having primary oversight responsibility for specific risks and annually review for the Board which committees maintain such oversight responsibilities and the overall effectiveness of business risk management processes. The Committee shall oversee an annual audit of the political contributions of the Company.